UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Nobuaki Kurumatani
Name: Nobuaki Kurumatani
Title: Director

Date: January 23, 2014

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2013.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our” or “SMFG”) is a holding company that directly owns 100% of the issued and outstanding shares of Sumitomo Mitsui Banking Corporation (“SMBC” or “the Bank”), one of the largest commercial banks in Japan. In addition to SMBC, our subsidiaries in our commercial banking business include Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in our leasing business; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our securities business; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in our consumer finance business. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. In addition, “SMBC” and “the Bank” refer not only to Sumitomo Mitsui Banking Corporation but also to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

For the six months ended September 30, 2013, the Japanese economy continued to make a gradual recovery, and Japan’s gross domestic product (“GDP”) increased, on a quarter-on-quarter basis, by 0.9% for the period from April to June 2013 and by 0.3% for the period from July to September 2013, based on data published in December 2013 by the Cabinet Office of the Government of Japan. Resilient private consumption and a pick-up in private investment contributed to the growth of the Japanese economy.

Private consumption, which accounts for about 60% of Japan’s GDP, increased on a quarter-on-quarter basis by 0.7% for the period from April to June 2013 and by 0.2% for the period from July to September 2013. The increase reflected the improvement in the employment and income situation, as well as in consumer confidence reflecting the rise in the stock market prices.

Private investment consists of capital investments by business and private residential investment, and accounts for about 16% of Japan’s GDP. For the period from April to June 2013, capital investments by business increased by 0.9% on a quarter-on-quarter basis, reflecting the improvement in corporate earnings. For the period from July to September 2013, capital investments by business were almost flat and its growth rate was 0.0% on a quarter-on-quarter basis. On the other hand, private residential investments increased on a quarter-on-quarter basis by 0.3% for the period from April to June 2013 and by 2.6% for the period from July to September 2013.

The ratio of exports of goods and services to Japan’s GDP has ranged between 12% and 17% over the last ten years. For the period from April to June 2013 exports of goods and services grew by 2.9% on a quarter-on-quarter basis, reflecting the depreciation of the yen and the gradual recovery in the global economy. For the period from July to September 2013, however, exports of goods and services decreased by 0.6% on a quarter-on-quarter basis, reflecting the slowdown of the economies of the importing countries, especially in Asia.

The ratio of imports of goods and services to Japan’s GDP has ranged between 12% and 14% over the last ten years. For the period from April to June and from July to September 2013, imports of goods and services increased on a quarter-on-quarter basis by 1.7% and 2.2%, respectively. Imports of energy-related products such as crude oil remained high during the six months ended September 30, 2013.

Production, as a whole, including industrial production, continued to increase moderately throughout the six months ended September 30, 2013.

The employment and income situation in Japan generally improved, but it still remained weak. The quarter-on-quarter growth rates of compensation of employees increased by 0.2% for the period from April to June 2013 but decreased by 0.6% for the period from July to September 2013. The active job openings-to-applicants ratio gradually improved for the period from April to August 2013, even though it was flat in September 2013. In addition, the unemployment rate was generally on a downward trend. Based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications in October 2013, the unemployment rate in September 2013 was 4.0%.

According to Teikoku Databank, a research institution in Japan, there were approximately 5,300 corporate bankruptcies in Japan for the six months ended September 30, 2013, a decrease of 2.2% from the same period in the previous year, involving approximately ¥1.8 trillion in total liabilities, an increase of 2.8% from the same period in the previous year.

In Japanese financial and capital markets, short-term interest rates remained at relatively low levels for the six months ended September 30, 2013, due to the Bank of Japan (“BOJ”)’s ongoing provision of ample funds. The long-term interest rates became more volatile following the introduction of the BOJ’s quantitative and qualitative monetary easing in April 2013, and temporarily reached as high as the 0.90%-or-more level. They were around the 0.65%-or-more level at September 30, 2013.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥12,397.91 at March 29, 2013 to ¥15,627.26 at May 22, 2013, its highest closing level since December 2007, and dropped to ¥14,455.80 at September 30, 2013. The Nikkei Stock Average increased to ¥16,291.31 at December 30, 2013.

The yen depreciated against the U.S. dollar from ¥94.04 at March 29, 2013 to ¥97.89 at September 30, 2013, according to the statistical data by the BOJ. Thereafter, the yen further depreciated, and the exchange rate for the yen to the U.S. dollar at December 30, 2013 was ¥105.37.

The global economy, as a whole, gradually headed toward recovery for the six months ended September 30, 2013. The U.S. economy continued to recover gradually, supported by robust domestic demand underpinned by the improving employment situation and the rise in housing and stock market prices. In addition, the European economy showed some signs of bottoming out, with recovery of exports and improvement in consumer confidence. The economies in Asian countries, including China, continued to be on an upward trend, but the overall pace of economic growth or recovery was slow during the six months ended September 30, 2013. For further information on exposures to certain European countries, see “Operating Results and Financial Condition—Financial Condition—Exposures to Selected European Countries.”

In relation to the Japanese consumption tax rate, the Government of Japan announced that it is to be increased under the revision of the Consumption Tax Act in August 2012 from the current rate of 5% to 8% in April 2014. The consumption tax rate is scheduled to be further increased to 10% in October 2015, subject to a provision of the Act providing for the potential suspension of the consumption tax rate increase after a comprehensive review of the economic conditions by the Government of Japan, through economic indicators such as nominal and real economic growth rates and price trends.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by the regulatory trends.

Capital Adequacy Requirements

In November 2011, the Financial Stability Board (“FSB”) released its list of 29 banks which it considered Global Systemically Important Financial Institutions (“G-SIFIs”) to which additional loss absorbency requirements above the requirement of Common Equity Tier 1 as defined by the Basel III framework will be applied. The requirements, which were determined by the FSB in accordance with the methodology issued by the Basel Committee on Banking Supervision (“BCBS”) in November 2011, will range from 1% to 2.5% Common Equity Tier 1 depending on a bank’s systemic importance with an empty bucket of 3.5% Common Equity Tier 1 as a means to discourage banks from becoming even more systemically important. These requirements will be phased in starting from January 2016 with full implementation by January 2019. The FSB revises and updates the list of G-SIFIs on an annual basis, and released in November 2012 and 2013 the updated lists of G-SIFIs, with their allocations to buckets corresponding to their required level of additional loss absorbency. The allocations are provisional and will be based in the future on the best and most current available data prior to implementation.

We were included in the lists of G-SIFIs released in 2011, 2012 and 2013. Our required level of additional loss absorbency shown in both 2012 and 2013 was 1% of additional common equity as a percentage of risk-weighted assets. If we are identified as a G-SIFI in November 2014, we will be required to maintain the additional loss absorbency requirements applicable to us at that time. The requirements for additional loss absorption capacity above the Basel III minimum requirement will apply from January 2016.

In the U.S., the Federal Reserve Board approved in July 2013 a final rule to implement the revised capital standards of Basel III for U.S. bank holding companies and banks, which will become effective on January 1, 2015. As we and the Bank are financial holding companies under the U.S. Bank Holding Company Act of 1956, not only our U.S. insured depository institution subsidiary, Manufacturers Bank, but also we and the Bank must be “well capitalized” under the revised capital standards. On the other hand, in Japan, the new capital adequacy requirements promulgated by the Financial Services Agency of Japan (“FSA”), which reflect the Basel III capital standards, are being phased in from March 2013 to March 2019.

Amendment to the Deposit Insurance Act of Japan in 2013

The Deposit Insurance Act, which was amended to provide, among other things, establishment of a new orderly resolution regime for financial institutions in June 2013, is scheduled to become effective by March 2014. Financial institutions including banks, securities companies and insurance companies, and their holding companies, will be required to comply with ordinances implementing the regime.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, over-the-counter derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”), consumer and investor protection, and securitization.

Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators, including the Office of the Comptroller of the Currency (“OCC”), the Federal Reserve Board, the U.S. Securities and Exchange Commission (“SEC”), the Federal Deposit Insurance Corporation (“FDIC”), the Commodity Futures Trading Commission (“CFTC”), the Financial Stability Oversight Council and the Consumer Financial Protection Bureau. In December 2013, the Federal Reserve Board, the SEC, the OCC, the FDIC, and the CFTC adopted final rules implementing the Volcker Rule, which extended the conformance period until July 21, 2015. The final rules require banking entities to conform to certain restrictions on proprietary trading activities, hedge fund and private equity fund activities and certain other enumerated investment restrictions, but contain a number of exclusions and exemptions that substantially limit their extraterritorial reach. Although complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business, the impact remains uncertain.

The Dodd-Frank Act requires that the lending limits take into account credit exposure arising from derivative transactions and securities lending, securities borrowing, and repurchase agreements and reverse repurchase agreements (collectively, securities financing transactions) with counterparties. In June 2013, the OCC adopted the final rules that implement these new lending limits, and compliance with these new lending limits is required for our New York, Los Angeles and San Francisco branches from October 1, 2013. In addition, as a California state-chartered bank, Manufacturers Bank is subject to state lending limits, which also apply to credit exposure arising from derivative transactions.

U.S. Sanctions on Iran

In recent years, the U.S. Government has implemented a number of sanctions targeting non-U.S. companies that engage in certain Iran-related transactions. The Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 may lead to the imposition of sanctions against non-U.S. financial institutions, such as us, if they are determined by the U.S. Secretary of the Treasury to have facilitated “significant transactions” or provided “significant financial services” for certain Iran-linked individuals or entities, or the Iranian Revolutionary Guard Corps. In addition, the National Defense Authorization Act for Fiscal Year 2012 (“2012 NDAA”) of December 31, 2011, Executive Order 13622 of July 30, 2012, and the Iran Threat Reduction and Syria Human Rights Act of 2012 of August 10, 2012 broadened the range of sanctionable Iran-related transactions. Further, under the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”) and Executive Order 13645, wide-ranging sanctions against the energy, shipping, shipbuilding, and automotive sectors of Iran, as well as Iranian port operators and Iranian currency, became effective on July 1, 2013.

The U.S. Secretary of State announced on March 20, 2012 that Japan is among a group of countries that has significantly reduced the volume of crude oil purchases from Iran, and that therefore the 2012 NDAA sanctions would not apply to Japanese financial institutions for a period of 180 days, which period may be renewed based on ongoing reductions in crude oil purchases from Iran. The exception also exempts Japanese financial institutions from sanctions under certain provisions of Executive Order 13622, IFCA, and Executive Order 13645. The exception applies only if the financial transactions conducted or facilitated by a Japanese financial institution are solely for trade in goods and services between Japan and Iran and any funds owed to Iran as a result of such trade are credited to an account in Japan and not repatriated to Iran. In addition, under Executive Order 13645, the exception applies only if the financial transaction is for the purchase of petroleum or petroleum products from Iran. Japan’s exception under the 2012 NDAA was renewed on September 14, 2012, March 13, 2013 and September 6, 2013. It will expire on March 5, 2014 if not renewed again.

For further details regarding regulatory developments that may affect our business and financial results, see “Item 4.B. Business Overview—Regulations in Japan,” “Item 4.B. Business Overview—Regulations in United States,” “Item 4.B. Business Overview—Regulations in Other Jurisdictions” of our annual report on Form 20-F for the fiscal year ended March 31, 2013.

Developments Related to Our Business

Changes in principal subsidiaries and associates

In May 2013, the Bank acquired and accumulated 24.26% of the outstanding common stock of PT Bank Tabungan Pensiunan Nasional Tbk, a commercial bank in Indonesia, which became our associate. In cooperation with this associate, the Bank intends to diversify its business in Asia, especially Indonesia.

On October 1, 2013, the Bank acquired all the issued shares of Societe Generale Private Banking Japan Ltd. from Societe Generale S.A. The Bank made it a wholly owned subsidiary and changed its cooperate name to SMBC Trust Bank Ltd. in order to offer extensive trust services tailored to the needs of customers, such as wealth management solutions.

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Comparative information has been restated following the implementation of IFRS 10 “Consolidated Financial Statements” and revised IAS 19 “Employee Benefits.” See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income increased by ¥122,304 million from ¥1,531,105 million for the six months ended September 30, 2012 to ¥1,653,409 million for the six months ended September 30, 2013, primarily due to increases in fee and commission income and net investment income. Our net profit increased by ¥179,993 million from ¥346,622 million for the six months ended September 30, 2012 to ¥526,615 million for the six months ended September 30, 2013, due to the increase in the total operating income and a decrease in impairment charges on financial assets, which was partially offset by increases in general and administrative expenses and income tax expense.

Our total assets decreased by ¥1,000,759 million from ¥147,754,613 million at March 31, 2013 to ¥146,753,854 million at September 30, 2013, primarily due to a decrease in investment securities, which was offset by an increase in cash and deposits with banks.

Our total liabilities decreased by ¥1,621,697 million from ¥139,191,895 million at March 31, 2013 to ¥137,570,198 million at September 30, 2013, primarily due to decreases in repurchase agreements and cash collateral on securities lent and derivative financial instruments, partially offset by an increase in deposits.

Our total equity increased by ¥620,938 million from ¥8,562,718 million at March 31, 2013 to ¥9,183,656 million at September 30, 2013, primarily due to increases in retained earnings and other reserves, which were partially offset by a decrease in non-controlling interests resulting from the redemption of preferred securities.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions, except per share data)
Interest income	¥859,322	¥869,479
Interest expense	158,321	158,831

Net interest income	701,001	710,648

Fee and commission income	516,044	438,867
Fee and commission expense	72,840	67,134

Net fee and commission income	443,204	371,733

Net trading income	81,706	183,006
Net income (loss) from financial assets at fair value through profit or loss	35,369	(863)
Net investment income	225,083	140,573
Other income	167,046	126,008

Total operating income	1,653,409	1,531,105

Impairment charges (reversals) on financial assets	(1,194)	199,395

Net operating income	1,654,603	1,331,710

General and administrative expenses	764,589	709,659
Other expenses	136,577	112,842

Operating expenses	901,166	822,501

Share of post-tax profit of associates and joint ventures	11,334	4,288

Profit before tax	764,771	513,497

Income tax expense	238,156	166,875

Net profit	¥526,615	¥346,622

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥458,981	¥289,903
Non-controlling interests	67,634	56,719

Earnings per share:
Basic	¥336.23	¥214.12
Diluted	336.07	213.99

Total operating income increased by ¥122,304 million, or 8%, from ¥1,531,105 million for the six months ended September 30, 2012 to ¥1,653,409 million for the six months ended September 30, 2013, primarily due to increases in fee and commission income and net investment income. In addition, due to a decrease in impairment charges on financial assets, net operating income increased by ¥322,893 million from ¥1,331,710 million for the six months ended September 30, 2012 to ¥1,654,603 million for the six months ended September 30, 2013.

Net profit increased by ¥179,993 million from ¥346,622 million for the six months ended September 30, 2012 to ¥526,615 million for the six months ended September 30, 2013 as a result of the increase in net operating income described above, which was partially offset by increases in general and administrative expenses and income tax expense.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income and expense, and average annualized interest rates for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013			2012
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥546,408	¥613	0.22%	¥334,090	¥648	0.39%
Foreign offices	5,626,602	15,641	0.56%	3,710,732	13,868	0.75%

Total	6,173,010	16,254	0.53%	4,044,822	14,516	0.72%

Call loans and bills bought:
Domestic offices	223,479	733	0.66%	342,314	811	0.47%
Foreign offices	1,111,688	7,539	1.36%	1,033,145	5,737	1.11%

Total	1,335,167	8,272	1.24%	1,375,459	6,548	0.95%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	3,656,213	3,440	0.19%	4,329,880	4,067	0.19%
Foreign offices	337,942	3,771	2.23%	225,146	2,744	2.44%

Total	3,994,155	7,211	0.36%	4,555,026	6,811	0.30%

Held-to-maturity investments(1):
Domestic offices	5,550,058	16,770	0.60%	5,473,182	19,867	0.73%

Total	5,550,058	16,770	0.60%	5,473,182	19,867	0.73%

Available-for-sale financial assets(1):
Domestic offices	14,141,457	23,664	0.33%	22,928,034	36,626	0.32%
Foreign offices	1,522,930	10,580	1.39%	1,194,177	10,159	1.70%

Total	15,664,387	34,244	0.44%	24,122,211	46,785	0.39%

Loans and advances(2):
Domestic offices	61,043,263	576,540	1.89%	60,226,774	613,651	2.04%
Foreign offices	17,423,072	200,031	2.30%	12,626,098	161,301	2.56%

Total	78,466,335	776,571	1.98%	72,852,872	774,952	2.13%

Total interest-earning assets:
Domestic offices	85,160,878	621,760	1.46%	93,634,274	675,670	1.44%
Foreign offices	26,022,234	237,562	1.83%	18,789,298	193,809	2.06%

Total	¥111,183,112	¥859,322	1.55%	¥112,423,572	¥869,479	1.55%

	For the six months ended September 30,
	2013			2012
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥71,904,040	¥25,137	0.07%	¥70,134,066	¥27,814	0.08%
Foreign offices	15,365,305	43,371	0.56%	10,348,877	34,287	0.66%

Total	87,269,345	68,508	0.16%	80,482,943	62,101	0.15%

Call money and bills sold:
Domestic offices	1,324,607	559	0.08%	1,201,201	547	0.09%
Foreign offices	588,779	1,209	0.41%	529,222	1,108	0.42%

Total	1,913,386	1,768	0.18%	1,730,423	1,655	0.19%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,279,565	2,472	0.12%	4,260,515	2,931	0.14%
Foreign offices	983,921	1,556	0.32%	708,631	1,783	0.50%

Total	5,263,486	4,028	0.15%	4,969,146	4,714	0.19%

Borrowings:
Domestic offices	5,651,354	26,214	0.93%	7,750,498	30,538	0.79%
Foreign offices	830,701	8,296	2.00%	624,789	13,281	4.25%

Total	6,482,055	34,510	1.06%	8,375,287	43,819	1.05%

Debt securities in issue:
Domestic offices	6,132,001	45,403	1.48%	5,754,257	41,661	1.45%
Foreign offices	2,225,874	3,750	0.34%	1,596,658	4,522	0.57%

Total	8,357,875	49,153	1.18%	7,350,915	46,183	1.26%

Other interest-bearing liabilities:
Domestic offices	89,574	343	0.77%	78,506	345	0.88%
Foreign offices	26,949	11	0.08%	4,442	14	0.63%

Total	116,523	354	0.61%	82,948	359	0.87%

Total interest-bearing liabilities:
Domestic offices	89,381,141	100,128	0.22%	89,179,043	103,836	0.23%
Foreign offices	20,021,529	58,193	0.58%	13,812,619	54,995	0.80%

Total	¥109,402,670	¥158,321	0.29%	¥102,991,662	¥158,831	0.31%

Net interest income and interest rate spread		¥701,001	1.26%		¥710,648	1.24%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our net interest income based on changes in volume and changes in rate for the six months ended September 30, 2013 compared to the six months ended September 30, 2012.

	Six months ended September 30, 2013 compared to six months ended September 30, 2012 Increase / (Decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥307	¥(342)	¥(35)
Foreign offices	5,964	(4,191)	1,773

Total	6,271	(4,533)	1,738

Call loans and bills bought:
Domestic offices	(331)	253	(78)
Foreign offices	461	1,341	1,802

Total	130	1,594	1,724

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	(640)	13	(627)
Foreign offices	1,275	(248)	1,027

Total	635	(235)	400

Held-to-maturity investments:
Domestic offices	277	(3,374)	(3,097)

Total	277	(3,374)	(3,097)

Available-for-sale financial assets:
Domestic offices	(14,465)	1,503	(12,962)
Foreign offices	2,488	(2,067)	421

Total	(11,977)	(564)	(12,541)

Loans and advances:
Domestic offices	8,233	(45,344)	(37,111)
Foreign offices	56,481	(17,751)	38,730

Total	64,714	(63,095)	1,619

Total interest income:
Domestic offices	(6,619)	(47,291)	(53,910)
Foreign offices	66,669	(22,916)	43,753

Total	¥60,050	¥(70,207)	¥(10,157)

	Six months ended September 30, 2013 compared to six months ended September 30, 2012 Increase / (Decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥693	¥(3,370)	¥(2,677)
Foreign offices	14,643	(5,559)	9,084

Total	15,336	(8,929)	6,407

Call money and bills sold:
Domestic offices	53	(41)	12
Foreign offices	123	(22)	101

Total	176	(63)	113

Repurchase agreements and cash collateral on securities lent:
Domestic offices	13	(472)	(459)
Foreign offices	560	(787)	(227)

Total	573	(1,259)	(686)

Borrowings:
Domestic offices	(9,180)	4,856	(4,324)
Foreign offices	3,487	(8,472)	(4,985)

Total	(5,693)	(3,616)	(9,309)

Debt securities in issue:
Domestic offices	2,782	960	3,742
Foreign offices	1,436	(2,208)	(772)

Total	4,218	(1,248)	2,970

Other interest-bearing liabilities:
Domestic offices	45	(47)	(2)
Foreign offices	18	(21)	(3)

Total	63	(68)	(5)

Total interest expense:
Domestic offices	(5,594)	1,886	(3,708)
Foreign offices	20,267	(17,069)	3,198

Total	¥14,673	¥(15,183)	¥(510)

Net interest income:
Domestic offices	¥(1,025)	¥(49,177)	¥(50,202)
Foreign offices	46,402	(5,847)	40,555

Total	¥45,377	¥(55,024)	¥(9,647)

Interest Income

Our interest income decreased by ¥10,157 million, or 1%, from ¥869,479 million for the six months ended September 30, 2012 to ¥859,322 million for the six months ended September 30, 2013. This decrease reflected a decrease in interest income on available-for-sale financial assets, which was partially offset by an increase in interest income on loans and advances. Interest income on available-for-sale financial assets decreased by ¥12,541 million, or 27%, from ¥46,785 million for the six months ended September 30, 2012 to ¥34,244 million for the six months ended September 30, 2013, primarily due to a decrease in average balances at our domestic offices reflecting a decrease in investments in Japanese government bonds. Interest income on loans and advances increased by ¥1,619 million, or 0.2%, from ¥774,952 million for the six months ended September 30, 2012 to ¥776,571 million for the six months ended September 30, 2013. Interest income on loans and advances at foreign offices increased by ¥38,730 million, or 24%, from ¥161,301 million for the six months ended September 30, 2012 to ¥200,031 million for the six months ended September 30, 2013, due to an increase in average loan balances to foreign customers, as a result of our allocation of assets mainly to Asian countries and to the United States. Interest income on loans and advances at domestic offices decreased by ¥37,111 million, or 6%, from ¥613,651 million for the six months ended September 30, 2012 to ¥576,540 million for the six months ended September 30, 2013, due to a decline in average rates reflecting an increasing competition in the commercial banking industry and a decrease in short-term interest rates in Japanese financial and capital markets.

Interest Expense

Our interest expense decreased by ¥510 million, or 0.3%, from ¥158,831 million for the six months ended September 30, 2012 to ¥158,321 million for the six months ended September 30, 2013, primarily due to a decrease in interest expense on borrowings, which was partially offset by an increase in interest expense on deposits. Our interest expense on borrowings decreased in both domestic and foreign offices, and the total amount decreased by ¥9,309 million, or 21%, from ¥43,819 million for the six months ended September 30, 2012 to ¥34,510 million for the six months ended September 30, 2013. Our interest expense on deposits increased by ¥6,407 million, or 10%, from ¥62,101 million for the six months ended September 30, 2012 to ¥68,508 million for the six months ended September 30, 2013, primarily due to an increase in the average balance at foreign offices.

Net Interest Income

Our net interest income decreased by ¥9,647 million, or 1%, from ¥710,648 million for the six months ended September 30, 2012 to ¥701,001 million for the six months ended September 30, 2013. The decrease was primarily due to a decrease in interest income on available-for-sale financial assets.

On an average rate basis, from the six months ended September 30, 2012 to the six months ended September 30, 2013, loans and advances at domestic offices decreased by 0.15 percentage point from 2.04% to 1.89%, primarily due to the increasing competition in the commercial banking industry and a decrease in short-term interest rates in Japanese financial and capital markets, and loans and advances at foreign offices decreased by 0.26 percentage point from 2.56% to 2.30%, resulting in a decrease in the total of loans and advances by 0.15 percentage point from 2.13% to 1.98%. On an average rate basis, deposits at domestic offices decreased by 0.01 percentage point from 0.08% to 0.07%, and deposits at foreign offices also decreased by 0.10 percentage point from 0.66% to 0.56%, resulting in an increase in the total for deposits by 0.01 percentage point from 0.15% to 0.16%.

Net Fee and Commission Income

The following table sets forth a breakdown of our net fee and commission income for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions)
Fee and commission income from:
Loans	¥64,912	¥45,845
Credit card business	115,697	112,736
Guarantees	25,146	28,654
Securities-related business	67,040	34,376
Deposits	8,996	8,652
Remittances and transfers	65,102	63,764
Safe deposits	3,132	3,303
Trust fees	1,057	830
Investment trusts	92,549	60,190
Agency	9,237	9,153
Others	63,176	71,364

Total fee and commission income	516,044	438,867

Fee and commission expense from:
Remittances and transfers	17,959	17,476
Guarantees	1,486	1,520
Others	53,395	48,138

Total fee and commission expense	72,840	67,134

Net fee and commission income	¥443,204	¥371,733

Fee and commission income increased by ¥77,177 million, or 18%, from ¥438,867 million for the six months ended September 30, 2012 to ¥516,044 million for the six months ended September 30, 2013. Primary sources of fee and commission income are fees obtained through our credit card business, investment trust sales commissions, fees obtained through securities-related business, remittance and transfer fees, and loan transaction fees. Fees and commissions from securities-related business and investment trusts increased primarily due to an increase in individual customers’ investment needs, coupled with the positive trend in Japanese stock markets.

Fee and commission expense was ¥72,840 million for the six months ended September 30, 2013, increased by ¥5,706 million, or 8%, from ¥67,134 million for the six months ended September 30, 2012.

As a result, net fee and commission income increased by ¥71,471 million, or 19%, from ¥371,733 million for the six months ended September 30, 2012 to ¥443,204 million for the six months ended September 30, 2013.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions)
Net trading income:
Interest rate	¥73,757	¥97,579
Foreign exchange	10,101	78,670
Equity	(11,377)	5,489
Credit	9,033	494
Others	192	774

Total net trading income	¥81,706	¥183,006

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥31,423	¥(456)
Net income (loss) from equity instruments	3,946	(407)

Total net income (loss) from financial assets at fair value through profit or loss	¥35,369	¥(863)

Net investment income:
Net gain (loss) from disposal of debt instruments	¥(7,729)	¥101,291
Net gain from disposal of equity instruments	181,987	1,261
Dividend income	50,825	38,021

Total net investment income	¥225,083	¥140,573

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥101,300 million from ¥183,006 million for the six months ended September 30, 2012 to ¥81,706 million for the six months ended September 30, 2013. The decrease was primarily due to the impact of the depreciation of the yen on the fair value of foreign exchange transactions related to economic hedges for which hedge accounting has not been applied under IFRS.

Net income (loss) from financial assets at fair value through profit or loss increased by ¥36,232 million from a net loss of ¥863 million for the six months ended September 30, 2012 to a net income of ¥35,369 million for the six months ended September 30, 2013 primarily due to an increase in the fair value of debt instruments.

Net investment income increased by ¥84,510 million from ¥140,573 million for the six months ended September 30, 2012 to ¥225,083 million for the six months ended September 30, 2013. This was primarily due to an increase in net gains from sales of equity index-linked investment trusts, which was partially offset by a decrease in net gains from sales of bonds.

Other Income

The following table sets forth our other income for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions)
Income from operating leases	¥73,226	¥52,098
Gains on disposal of assets leased	37,220	23,129
Income related to IT solution services	17,230	17,942
Gains on disposal of property, plant and equipment, and other intangible assets	1,317	181
Reversal of impairment losses of investments in associates and joint ventures	2,869	—
Gains on step acquisition of subsidiaries	—	142
Others	35,184	32,516

Total other income	¥167,046	¥126,008

Other income increased by ¥41,038 million, or 33%, from ¥126,008 million for the six months ended September 30, 2012 to ¥167,046 million for the six months ended September 30, 2013. Other income increased primarily due to increases in income from operating leases and gains on disposal of assets leased, mainly reflecting the inclusion of the full six months impact of the aircraft leasing business of The Royal Bank of Scotland Group plc, which we acquired and commenced its operation as SMBC Aviation Capital in June 2012.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions)
Loans and advances	¥(6,347)	¥71,445
Available-for-sale financial assets	5,153	127,950

Total impairment charges (reversals) on financial assets	¥(1,194)	¥199,395

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment but the financial conditions of issuers and the fair value of the instruments, such as market prices on stock markets in the case of equity instruments.

For the six months ended September 30, 2013, the Japanese economy continued to make a gradual recovery, and Japanese GDP increased on a quarter-on-quarter basis, by 0.9% for the period from April to June 2013 and by 0.3% for the period from July to September 2013. Resilient private consumption and a pick-up in private investment contributed to the growth of the Japanese economy. The Nikkei Stock Average rose from ¥12,397.91 at March 29, 2013 to ¥15,627.26 at May 22, 2013, its highest closing level since December 2007, and dropped to ¥14,455.80 at September 30, 2013.

On the other hand, for the six months ended September 30, 2012, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy, although the Japanese economy was supported by domestic demand as evidenced by post-earthquake reconstruction demand. The Nikkei Stock Average dropped from ¥10,083.56 at March 30, 2012 to the lowest closing price of ¥8,295.63 at June 4, 2012, and recovered slightly to ¥8,870.16 at September 28, 2012.

For the six months ended September 30, 2013, previously recognized impairment charges on loans and advances amounting to ¥6,347 million were reversed, whereas impairment charges on loans and advances amounting to ¥71,445 million were recognized for the six months ended September 30, 2012. This reflected the gradual recovery of the Japanese economy and improvement of our loan portfolio. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets decreased by ¥122,797 million from ¥127,950 million for the six months ended September 30, 2012 to ¥5,153 million for the six months ended September 30, 2013. In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuers. Our assessments of issuers are focused by industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost. For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions)
Personnel expenses	¥353,065	¥320,481
Depreciation and amortization	68,537	64,142
Rent and lease expenses	56,583	55,231
Building and maintenance expenses	3,835	2,954
Supplies expenses	6,919	6,771
Communication expenses	17,241	16,565
Publicity and advertising expenses	24,756	21,711
Taxes and dues	29,049	28,182
Outsourcing expenses	42,201	43,583
Premiums for deposit insurance	27,715	27,080
Office equipment expenses	19,162	17,623
Others	115,526	105,336

Total general and administrative expenses	¥764,589	¥709,659

General and administrative expenses increased by ¥54,930 million, or 8%, from ¥709,659 million for the six months ended September 30, 2012 to ¥764,589 million for the six months ended September 30, 2013, primarily due to an increase in expenses to enhance operating income from the securities business.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions)
Cost of operating leases	¥34,987	¥27,422
Losses on disposal of assets leased	34,459	20,481
Cost related to IT solution services	57,571	51,133
Losses on disposal of property, plant and equipment, and other intangible assets	1,467	1,361
Impairment losses of property, plant and equipment	1,405	2,273
Impairment losses of intangible assets	62	30
Impairment losses of investments in associates and joint ventures	1,668	5,039
Others	4,958	5,103

Total other expenses	¥136,577	¥112,842

Other expenses increased by ¥23,735 million, or 21%, from ¥112,842 million for the six months ended September 30, 2012 to ¥136,577 million for the six months ended September 30, 2013. Other expense increased due mainly to increases in losses on disposal of assets leased and cost of operating leases.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures increased by ¥7,046 million from ¥4,288 million for the six months ended September 30, 2012 to ¥11,334 million for the six months ended September 30, 2013. This was primarily due to the improved performance in the investment business of associates and joint ventures.

Income Tax Expense

Income tax expense increased by ¥71,281 million from ¥166,875 million for the six months ended September 30, 2012 to ¥238,156 million for the six months ended September 30, 2013 primarily due to an increase in profit before tax.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others.

The business segment information covers the Bank, which accounts for the major portion of our total assets and revenue, in Commercial Banking, SMFL in Leasing, SMBC Nikko Securities and SMBC Friend Securities in Securities, and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in Consumer Finance. Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operation to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Commercial Banking

The Bank represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as KUBC, The Minato Bank and The Japan Net Bank, Limited, as well as foreign banking subsidiaries, such as SMBC Europe, Manufacturers Bank and SMBC (China). Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by dividing it into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, the Bank also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are in principle allocated to each business unit.

The Bank’s Consumer Banking Unit

The Bank’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

The Bank’s Middle Market Banking Unit

The Bank’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit, through its sales channels and certain of our Group companies, offers its customer lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services.

The Bank’s Corporate Banking Unit

The Bank’s Corporate Banking Unit provides a wide range of financial products and services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides products and services such as loan syndication, structured finance, commitment lines and nonrecourse loans.

The Bank’s International Banking Unit

The Bank’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

The Bank’s Treasury Unit

The Bank’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset liability management requirements. To further expand the Bank’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign-exchange transactions to derivative transactions.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the

Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, our associate. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment leases, operating leases, leveraged leases and aircraft operating leases. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese markets. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became our subsidiary in December 2011 and our wholly owned subsidiary on April 1, 2012, provides consumer loans that consist mainly of unsecured loans to individuals and engages in other business including a loan guarantee business. It changed its company name from Promise Co., Ltd. on July 1, 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities and Consumer Finance segments, and the Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between our Group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operation

For the six months ended September 30, 2013:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥163.7	¥195.9	¥111.9	¥140.2	¥232.3	¥(22.2)	¥821.8	¥934.1
Net interest income	140.7	111.7	69.9	82.8	153.6	12.2	570.9	653.8
Net non-interest income	23.0	84.2	42.0	57.4	78.7	(34.4)	250.9	280.3
General and administrative expenses	(140.7)	(107.7)	(20.1)	(45.2)	(11.6)	(43.3)	(368.6)	(444.8)
Other profit (loss)(1)	—	—	—	—	—	—	—	1.3

Consolidated net business profit(2)(4)	¥23.0	¥88.2	¥91.8	¥95.0	¥220.7	¥(65.5)	¥453.2	¥490.6

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥66.8	¥71.3	¥176.7	¥33.3	¥218.3	¥92.9	¥77.4	¥87.1	¥270.4	¥22.1	¥1,516.2
Net interest income	15.8	18.7	0.6	0.3	1.3	7.1	14.1	60.8	82.5	28.7	785.0
Net non-interest income	51.0	52.6	176.1	33.0	217.0	85.8	63.3	26.3	187.9	(6.6)	731.2
General and administrative expenses	(26.4)	(26.3)	(114.1)	(22.3)	(142.0)	(67.7)	(57.2)	(34.7)	(167.2)	27.9	(752.4)
Other profit (loss)(1)	5.5	7.6	(0.3)	—	0.1	(3.0)	(7.4)	(19.9)	(29.2)	(35.5)	(55.7)

Consolidated net business profit(2)(4)	¥45.9	¥52.6	¥62.3	¥11.0	¥76.4	¥22.2	¥12.8	¥32.5	¥74.0	¥14.5	¥708.1

For the six months ended September 30, 2013

Gross Profit

For the six months ended September 30, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥174.8	¥201.8	¥96.1	¥107.3	¥201.7	¥5.0	¥786.7	¥911.5
Net interest income	154.0	118.4	63.8	62.2	67.6	8.8	474.8	550.1
Net non-interest income	20.8	83.4	32.3	45.1	134.1	(3.8)	311.9	361.4
General and administrative expenses	(140.9)	(106.7)	(19.5)	(36.3)	(10.2)	(44.4)	(358.0)	(427.7)
Other profit (loss)(1)	—	—	—	—	—	—	—	(5.6)

Consolidated net business profit(2)(4)	¥33.9	¥95.1	¥76.6	¥71.0	¥191.5	¥(39.4)	¥428.7	¥478.2

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥57.4	¥60.3	¥106.1	¥24.5	¥135.7	¥88.7	¥77.3	¥82.8	¥264.1	¥3.3	¥1,374.9
Net interest income	22.8	25.4	(0.2)	0.2	0.2	8.0	15.3	58.5	82.6	22.8	681.1
Net non-interest income	34.6	34.9	106.3	24.3	135.5	80.7	62.0	24.3	181.5	(19.5)	693.8
General and administrative expenses	(23.7)	(23.5)	(90.1)	(19.4)	(113.6)	(66.1)	(59.6)	(31.6)	(165.5)	30.2	(700.1)
Other profit (loss)(1)	0.5	2.6	(0.1)	—	(2.5)	(1.0)	(8.7)	(19.2)	(30.4)	(40.1)	(76.0)

Consolidated net business profit(2)(4)	¥34.2	¥39.4	¥15.9	¥5.1	¥19.6	¥21.6	¥9.0	¥32.0	¥68.2	¥(6.6)	¥598.8

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP.

Consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Ordinary profit (loss) comprises profits and losses from ordinary activities which exclude extraordinary items.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC, and The Minato Bank).
(4)	The Group’s total credit costs (reversal) for the six months ended September 30, 2013 and 2012 were ¥(39.6) billion and ¥48.0 billion, respectively, of which ¥(68.8) billion and ¥(20.0) billion were for Commercial Banking, ¥(3.4) billion and ¥(0.1) billion were for Leasing and ¥31.8 billion and ¥32.4 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statement” in Note 4 “Segment Analysis” to our consolidated financial statements included elsewhere in this report.
(5)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC, and The Minato Bank.

Commercial Banking

Our consolidated net business profit from our Commercial Banking segment increased by ¥12.4 billion from ¥478.2 billion for the six months ended September 30, 2012 to ¥490.6 billion for the six months ended September 30, 2013. This was due to an increase in net interest income, although net non-interest income decreased and general and administrative expense increased.

The Bank’s Consumer Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Consumer Banking Unit decreased by ¥11.1 billion and ¥10.9 billion from ¥174.8 billion and ¥33.9 billion for the six months ended September 30, 2012 to ¥163.7 billion and ¥23.0 billion for the six months ended September 30, 2013, respectively. Net interest income decreased due to a decrease in the interest rate spreads for housing loans, reflecting the increasing competition in the housing loan market in Japan, although net non-interest income increased due to an increase in investment trust sales commissions.

The Bank’s Middle Market Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Middle Market Banking Unit decreased by ¥5.9 billion and ¥6.9 billion from ¥201.8 billion and ¥95.1 billion for the six months ended September 30, 2012 to ¥195.9 billion and ¥88.2 billion for the six months ended September 30, 2013, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans as a result of the increasing lending competition in the commercial banking industry in Japan.

The Bank’s Corporate Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Corporate Banking Unit increased by ¥15.8 billion and ¥15.2 billion from ¥96.1 billion and ¥76.6 billion for the six months ended September 30, 2012 to ¥111.9 billion and ¥91.8 billion for the six months ended September 30, 2013, respectively. Net interest income increased due to an increase in loans as we responded to the demand for financing, including financing of M&A deals. Net non-interest income also increased primarily due to an increase in fees and commissions, particularly related to loan syndications.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥32.9 billion and ¥24.0 billion from ¥107.3 billion and ¥71.0 billion for the six months ended September 30, 2012 to ¥140.2 billion and ¥95.0 billion for the six months ended September 30, 2013, respectively. Net interest income increased due to an increase in the balance of loans to the foreign customers as a result of our allocation of assets mainly to Asian countries and to the United States. Net non-interest income also increased due to an increase in commissions in relation to loan transactions. The increase in gross profit was partially offset by an increase in general and administrative expenses as a result of an increase in our overseas staff and expenses related to overseas business development.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit increased by ¥30.6 billion and ¥29.2 billion from ¥201.7 billion and ¥191.5 billion for the six months ended September 30, 2012 to ¥232.3 billion and ¥220.7 billion for the six months ended September 30, 2013, respectively. This was due to an increase in profits from equity index-linked investment trusts, which was partially offset by a decrease in net gains from sales of bonds.

Leasing

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥11.0 billion and ¥13.2 billion from ¥60.3 billion and ¥39.4 billion for the six months ended September 30, 2012 to ¥71.3 billion and ¥52.6 billion for the six months ended September 30, 2013. Although net interest income decreased, both net non-interest income and other profit increased. Net non-interest income increased primarily due to an increase in net non-interest income of SMFL, reflecting the inclusion of the full six months impact of the aircraft leasing business acquired and commenced as SMBC Aviation Capital in June 2012.

Securities

Both gross profit and consolidated net business profit in our Securities segment increased by ¥82.6 billion and ¥56.8 billion from ¥135.7 billion and ¥19.6 billion for the six months ended September 30, 2012 to ¥218.3 billion and ¥76.4 billion for the six months ended September 30, 2013. This was primarily due to an increase in net non-interest income of SMBC Nikko Securities mainly as a result of an increase in fees and commissions from investment trusts and securities-related businesses, coupled with the positive trend in the Japanese stock market.

Consumer Finance

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥6.3 billion and ¥5.8 billion from ¥264.1 billion and ¥68.2 billion for the six months ended September 30, 2012 to ¥270.4 billion and ¥74.0 billion for the six months ended September 30, 2013, respectively. This was primarily due to an increase in net non-interest income of Sumitomo Mitsui Card.

Revenue by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2013	2012
Region:
Japan	81%	86%
Foreign:
Americas	6%	4%
Europe and Middle East	6%	4%
Asia and Oceania (excluding Japan)	7%	6%

Total	100%	100%

Financial Condition

Assets

Our total assets decreased by ¥1,000,759 million from ¥147,754,613 million at March 31, 2013 to ¥146,753,854 million at September 30, 2013, primarily due to a decrease in investment securities, which was offset by an increase in cash and deposits with banks.

Our assets at September 30, 2013 and March 31, 2013 were as follows.

	At September 30, 2013	At March 31, 2013
	(In millions)
Cash and deposits with banks	¥25,209,503	¥11,804,786
Call loans and bills bought	1,017,758	1,353,866
Reverse repurchase agreements and cash collateral on securities borrowed	4,281,146	3,927,126
Trading assets	3,156,283	3,481,619
Derivative financial instruments	5,502,650	6,851,729
Financial assets at fair value through profit or loss	1,901,701	2,045,046
Investment securities	22,359,849	36,252,599
Loans and advances	77,456,299	75,987,057
Investments in associates and joint ventures	349,028	260,495
Property, plant and equipment	1,884,044	1,757,994
Intangible assets	904,185	903,264
Other assets	2,421,813	2,596,555
Current tax assets	33,997	51,449
Deferred tax assets	275,598	481,028

Total assets	¥146,753,854	¥147,754,613

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2013, our loans and advances were ¥77,456,299 million, or 53% of total assets, representing an increase of ¥1,469,242 million, or 2%, from ¥75,987,057 million at March 31, 2013. The increase in loans and advances was primarily due to an increase in loans and advances to our foreign customers, which was partially offset by a decrease in loans and advances to our domestic customers. The increase in loans and advances to our foreign customers was primarily due to our allocation of assets to Asian countries and to the United States. The depreciation of the yen also affected the increase in loans and advances to foreign customers. Loans and advances to our domestic customers decreased due to a decrease in housing loans reflecting the increasing competition in the housing loan market in Japan, although loans to large corporate customers increased as we responded to the demand for financing in relation with cross-border M&A and leveraged buyout transactions associated with business restructurings.

Domestic

Through the Bank and other banking and nonbank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2013	At March 31, 2013
	(In millions)
Manufacturing	¥7,998,878	¥8,071,044
Agriculture, forestry, fisheries and mining	140,098	164,420
Construction	1,153,651	1,167,115
Transportation, communications and public enterprises	4,887,338	4,708,870
Wholesale and retail	5,412,467	5,388,032
Finance and insurance	2,628,354	2,715,862
Real estate and goods rental and leasing	8,043,229	8,145,769
Services	4,724,009	4,404,359
Municipalities	1,185,102	1,270,981
Lease financing	2,092,514	2,058,284
Consumer(1)	18,698,972	18,834,079
Others	3,228,027	3,341,636

Total domestic	¥60,192,639	¥60,270,451

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,422,535 million and ¥14,520,154 million at September 30, 2013 and March 31, 2013, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2013	At March 31, 2013
	(In millions)
Public sector	¥128,086	¥121,611
Financial institutions	2,828,047	2,500,624
Commerce and industry	14,618,026	13,502,283
Lease financing	227,628	208,099
Others	780,373	793,653

Total foreign	¥18,582,160	¥17,126,270

Allowance for Loan Losses

For the six months ended September 30, 2013, the allowance for loan losses decreased by ¥106,587 million, or 8%, from ¥1,262,478 million at the beginning of the period to ¥1,155,891 million at the end of the period. We recorded a reversal of provision for loan losses of ¥6,347 million for the six months ended September 30, 2013, which was a decrease of provision for loan losses of ¥77,792 million from ¥71,445 million for the six months ended September 30, 2012.

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the six months ended September 30, 2013, the Japanese economy continued to make a gradual recovery, and Japanese GDP increased on a quarter-on-quarter basis, by 0.9% for the period from April to June 2013 and by 0.3% for the period from July to September 2013. Resilient private consumption and a pick-up in private investment contributed to the growth of the Japanese economy.

In addition to the gradual recovery of the Japanese economy, our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition, such as by supporting the development of operational improvement plans for borrowers, contributed to the improvement of our loan portfolio and the containment of credit costs.

Charge-offs decreased by ¥529 million from ¥110,042 million for the six months ended September 30, 2012 to ¥109,513 million for the six months ended September 30, 2013. The overall charge-offs of domestic loans and advances increased by ¥1,393 million from ¥98,017 million for the six months ended September 30, 2012 to ¥99,410 million for the six months ended September 30, 2013. Charge-offs of foreign loans and advances decreased by ¥1,922 million from ¥12,025 million for the six months ended September 30, 2012 to ¥10,103 million for the six months ended September 30, 2013.

Because both charge-offs, which are recognized through the sales of loans and write-offs, and a reversal of provision for loan losses decrease the balance of the allowance for loan losses, the overall allowance for loan losses decreased by ¥106,587 million at September 30, 2013 compared to March 31, 2013.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions)
Allowance for loan losses at beginning of period	¥1,262,478	¥1,381,164
Provision (credit) for loan losses	(6,347)	71,445
Charge-offs:
Domestic	99,410	98,017
Foreign	10,103	12,025

Total	109,513	110,042

Recoveries:
Domestic	4,931	5,206
Foreign	205	159

Total	5,136	5,365

Net charge-offs	104,377	104,677
Others(1)	4,137	(15,481)

Allowance for loan losses at end of period	¥1,155,891	¥1,332,451

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2013, whereas the amount for the six months ended September 30, 2012 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as the Bank transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt.

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2013 and March 31, 2013 by domicile and type of industry of the borrowers.

	At September 30, 2013	At March 31, 2013
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥211,248	¥215,600
Agriculture, forestry, fisheries and mining	3,470	5,210
Construction	92,235	101,255
Transportation, communications and public enterprises	66,828	109,449
Wholesale and retail	231,677	232,779
Finance and insurance	14,006	15,822
Real estate and goods rental and leasing	376,319	449,163
Services	188,295	203,197
Lease financing	23,135	17,030
Consumer	256,738	270,060
Others	67,638	69,859

Total domestic	1,531,589	1,689,424

Foreign:
Public sector	14	14
Financial institutions	2,516	6,191
Commerce and industry	196,937	178,022
Lease financing	2,336	7,522
Others	2,331	2,271

Total foreign	204,134	194,020

Total	1,735,723	1,883,444

Past due three months or more (loans):
Domestic	27,080	27,102
Foreign	2,727	557

Total	29,807	27,659

Restructured (loans):
Domestic	313,600	337,494
Foreign	26,759	29,650

Total	340,359	367,144

Other impaired (loans and advances):
Domestic	186,264	204,775
Foreign	—	119

Total	186,264	204,894

Gross impaired loans and advances	2,292,153	2,483,141

Less: Allowance for loan losses	(1,057,338)	(1,144,130)

Net impaired loans and advances	¥1,234,815	¥1,339,011

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥22,359,849 million at September 30, 2013, a decrease of ¥13,892,750 million, or 38%, from ¥36,252,599 million at March 31, 2013. The decrease of our investment securities was primarily due to a decrease in our holding of available-for-sale domestic bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, and U.S. Treasury and other U.S. government agency bonds.

Our held-to-maturity investments amounted to ¥5,109,014 million at September 30, 2013, a decrease of ¥731,243 million, or 13%, from ¥5,840,257 million at March 31, 2013, primarily due to a decrease in Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥9,326,638 million of domestic debt instruments at September 30, 2013, a decrease of ¥10,974,668 million from ¥20,301,306 million at March 31, 2013. The decrease was primarily due to a decrease in investments in Japanese government bonds. As for our foreign available-for-sale financial assets, we had ¥3,069,635 million of debt instruments at September 30, 2013, a decrease of ¥2,578,258 million from ¥5,647,893 million at March 31, 2013. The decrease was primarily due to a decrease in investments in U.S. Treasury and other U.S. government agency bonds.

We had ¥4,345,301 million of domestic equity instruments and ¥509,261 million of foreign equity instruments at September 30, 2013. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common or preferred stocks issued by our customers, increased by ¥406,770 million, or 10%, from ¥3,938,531 million at March 31, 2013. Net unrealized gains on our domestic equity instruments increased by ¥409,708 million from ¥1,612,826 million at March 31, 2013 to ¥2,022,534 million at September 30, 2013. The increase was primarily due to a rise in the market prices of these stocks in an overall environment where, as described in “Recent Developments—Operating Environment,” the Nikkei Stock Average rose from ¥12,397.91 at March 29, 2013 to ¥14,455.80 at September 30, 2013. Net unrealized gains on our foreign equity instruments increased by ¥625 million from ¥184,084 million at March 31, 2013 to ¥184,709 million at September 30, 2013.

We recognize the risks associated with our equity portfolio, owing to its volatility as well as its relatively poor dividend yields. Accordingly, we have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions while maintaining existing client relationships.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and estimated fair value of our investment securities, which were classified as held-to-maturity investments and available-for-sale financial assets at September 30, 2013 and March 31, 2013.

	At September 30, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,882,592	¥38,580	¥824	¥4,920,348
Japanese municipal bonds	124,372	1,252	5	125,619
Japanese corporate bonds	102,050	1,800	12	103,838

Total domestic	5,109,014	41,632	841	5,149,805

Foreign	—	—	—	—

Total	¥5,109,014	¥41,632	¥841	¥5,149,805

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,645,022	¥20,077	¥889	¥8,664,210
Japanese municipal bonds	128,641	850	41	129,450
Japanese corporate bonds	531,036	2,373	431	532,978
Equity instruments	2,322,767	2,025,797	3,263	4,345,301

Total domestic	11,627,466	2,049,097	4,624	13,671,939

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,755,869	424	17,505	1,738,788
Other governments and official institutions bonds	836,887	408	982	836,313
Mortgage-backed securities	255,958	392	14,251	242,099
Other debt instruments	251,028	2,615	1,208	252,435
Equity instruments	324,552	185,548	839	509,261

Total foreign	3,424,294	189,387	34,785	3,578,896

Total	¥15,051,760	¥2,238,484	¥39,409	¥17,250,835

	At March 31, 2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥5,514,196	¥57,018	¥37	¥5,571,177
Japanese municipal bonds	159,148	1,883	—	161,031
Japanese corporate bonds	166,913	2,547	4	169,456

Total domestic	5,840,257	61,448	41	5,901,664

Foreign	—	—	—	—

Total	¥5,840,257	¥61,448	¥41	¥5,901,664

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥19,529,436	¥47,954	¥255	¥19,577,135
Japanese municipal bonds	196,263	1,658	14	197,907
Japanese corporate bonds	522,489	4,194	419	526,264
Equity instruments	2,325,705	1,616,621	3,795	3,938,531

Total domestic	22,573,893	1,670,427	4,483	24,239,837

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,803,402	3,068	1,990	3,804,480
Other governments and official institutions bonds	1,213,015	2,997	346	1,215,666
Mortgage-backed securities	331,881	517	3,794	328,604
Other debt instruments	296,004	3,559	420	299,143
Equity instruments	340,528	184,183	99	524,612

Total foreign	5,984,830	194,324	6,649	6,172,505

Total	¥28,558,723	¥1,864,751	¥11,132	¥30,412,342

The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2013 and March 31, 2013. Note that none of the available-for-sale equity instruments included in the tables has been in a continuous unrealized loss position for more than twelve months, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At September 30, 2013
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥268,920	¥824	¥—	¥—	¥268,920	¥824
Japanese municipal bonds	2,125	5	—	—	2,125	5
Japanese corporate bonds	6,582	6	504	6	7,086	12

Total domestic	277,627	835	504	6	278,131	841

Foreign	—	—	—	—	—	—

Total	¥277,627	¥835	¥504	¥6	¥278,131	¥841

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥495,378	¥889	¥22	¥—	¥495,400	¥889
Japanese municipal bonds	8,427	33	1,185	8	9,612	41
Japanese corporate bonds	94,712	188	22,598	243	117,310	431
Equity instruments	105,322	3,263	—	—	105,322	3,263

Total domestic	703,839	4,373	23,805	251	727,644	4,624

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,463,653	13,445	93,248	4,060	1,556,901	17,505
Other governments and official institutions bonds	495,483	875	49,063	107	544,546	982
Mortgage-backed securities	218,097	14,249	468	2	218,565	14,251
Other debt instruments	50,461	912	50,833	296	101,294	1,208
Equity instruments	33,924	839	—	—	33,924	839

Total foreign	2,261,618	30,320	193,612	4,465	2,455,230	34,785

Total	¥2,965,457	¥34,693	¥217,417	¥4,716	¥3,182,874	¥39,409

	At March 31, 2013
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥269,676	¥37	¥—	¥—	¥269,676	¥37
Japanese municipal bonds	373	—	—	—	373	—
Japanese corporate bonds	716	—	507	4	1,223	4

Total domestic	270,765	37	507	4	271,272	41

Foreign	—	—	—	—	—	—

Total	¥270,765	¥37	¥507	¥4	¥271,272	¥41

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥1,714,251	¥255	¥23	¥—	¥1,714,274	¥255
Japanese municipal bonds	2,244	14	127	—	2,371	14
Japanese corporate bonds	41,272	115	13,890	304	55,162	419
Equity instruments	78,378	3,795	—	—	78,378	3,795

Total domestic	1,836,145	4,179	14,040	304	1,850,185	4,483

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,148,832	1,990	—	—	1,148,832	1,990
Other governments and official institutions bonds	429,021	309	33,638	37	462,659	346
Mortgage-backed securities	299,869	3,794	—	—	299,869	3,794
Other debt instruments	15,120	55	68,011	365	83,131	420
Equity instruments	17,831	99	—	—	17,831	99

Total foreign	1,910,673	6,247	101,649	402	2,012,322	6,649

Total	¥3,746,818	¥10,426	¥115,689	¥706	¥3,862,507	¥11,132

Trading Assets

The following table shows our trading assets at September 30, 2013 and March 31, 2013. Our trading assets were ¥3,156,283 million at September 30, 2013, a decrease of ¥325,336 million, or 9%, from ¥3,481,619 million at March 31, 2013. The decrease was primarily due to a decrease in our holdings of Japanese government bonds, which was partially offset by an increase in publicly traded Japanese stocks.

	At September 30, 2013	At March 31, 2013
	(In millions)
Debt instruments	¥2,740,954	¥3,234,977
Equity instruments	415,329	246,642

Total trading assets	¥3,156,283	¥3,481,619

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2013 and March 31, 2013. The fair value was ¥1,901,701 million at September 30, 2013, a decrease from ¥2,045,046 million at March 31, 2013, primarily due to a decrease in our holdings of debt instruments.

	At September 30, 2013	At March 31, 2013
	(In millions)
Debt instruments	¥1,755,977	¥1,911,478
Equity instruments	145,724	133,568

Total financial assets at fair value through profit or loss	¥1,901,701	¥2,045,046

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at September 30, 2013 and March 31, 2013. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantees and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At September 30, 2013
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥5.8	¥5.8
Italy	0.1	0.4	338.5	339.0
Ireland	—	0.2	73.1	73.3
Portugal	—	—	4.5	4.5
Spain	1.1	0.2	235.8	237.1

Total	¥1.2	¥0.8	¥657.7	¥659.7

	At March 31, 2013
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.3	¥6.3
Italy	0.1	0.2	300.2	300.5
Ireland	—	0.1	57.7	57.8
Portugal	—	—	3.6	3.6
Spain	2.7	0.1	219.9	222.7

Total	¥2.8	¥0.4	¥587.7	¥590.9

Securitized Products and Leveraged Loans

At September 30, 2013, we held ¥125.4 billion of securitized products such as residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”) and collateralized loan obligations (“CLO”). We did not incur any losses on these securitized products for the six months ended September 30, 2013.

At September 30, 2013, we had ¥522.3 billion of leveraged loans and ¥156.2 billion of undrawn commitments for those loans as shown in the table below. The leveraged loans and undrawn commitments are reported in loans and advances and loan commitments in our consolidated financial statements, respectively. All figures in this subsection are approximate amounts based on a managerial accounting basis.

	At September 30, 2013		At March 31, 2013
	Loans	Undrawn commitments	Loans	Undrawn commitments
	(In billions)
Europe	¥135.7	¥23.7	¥109.4	¥16.6
Japan	210.8	33.4	180.8	36.3
United States	114.1	92.6	73.8	76.5
Asia (excluding Japan)	61.7	6.5	59.8	5.6

Total	¥522.3	¥156.2	¥423.8	¥135.0

Liabilities

Our total liabilities decreased by ¥1,621,697 million from ¥139,191,895 million at March 31, 2013 to ¥137,570,198 million at September 30, 2013, primarily due to decreases in repurchase agreements and cash collateral on securities lent and derivative financial instruments, partially offset by an increase in deposits.

The following table shows our liabilities at September 30, 2013 and March 31, 2013.

	At September 30, 2013	At March 31, 2013
	(In millions)
Deposits	¥102,180,129	¥101,021,413
Call money and bills sold	2,174,335	2,954,052
Repurchase agreements and cash collateral on securities lent	5,148,613	6,510,627
Trading liabilities	2,079,861	1,910,886
Derivative financial instruments	5,594,505	6,936,356
Borrowings	7,180,440	6,475,543
Debt securities in issue	8,259,197	7,950,020
Provisions	216,474	279,131
Other liabilities	4,486,903	4,839,628
Current tax liabilities	120,051	206,977
Deferred tax liabilities	129,690	107,262

Total liabilities	¥137,570,198	¥139,191,895

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit, which the New York branch of the Bank and SMBC Europe issue in U.S. dollars and in other currencies. These deposits typically pay interest determined with reference to market rates such as the London Interbank Offered Rate (“LIBOR”).

Our deposit balances at September 30, 2013 were ¥102,180,129 million, an increase of ¥1,158,716 million, or 1%, from ¥101,021,413 million at March 31, 2013, primarily due to increases in negotiable certificates of deposit and deposits at notice in foreign offices, partially reflecting our efforts to expand and diversify our foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2013 and March 31, 2013.

	At September 30, 2013	At March 31, 2013
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥13,675,043	¥13,861,251
Interest-bearing demand deposits	36,658,246	36,289,375
Deposits at notice	992,816	1,013,371
Time deposits	24,765,503	25,191,506
Negotiable certificates of deposit	4,637,571	5,553,910
Others	4,665,910	3,817,919

Total domestic offices	85,395,089	85,727,332

Foreign offices:
Non-interest-bearing demand deposits	551,738	454,010
Interest-bearing demand deposits	915,893	927,203
Deposits at notice	5,656,018	5,092,908
Time deposits	2,573,196	2,509,551
Negotiable certificates of deposit	6,982,407	6,201,744
Others	105,788	108,665

Total foreign offices	16,785,040	15,294,081

Total deposits	¥102,180,129	¥101,021,413

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At September 30, 2013, our borrowings were ¥7,180,440 million, an increase of ¥704,897 million, or 11%, from ¥6,475,543 million at March 31, 2013, primarily due to an increase in unsubordinated long-term borrowings.

At September 30, 2013, our short-term borrowings accounted for 28% of our total borrowings, and our long-term borrowings accounted for 55% of our total borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2013 and March 31, 2013.

	At September 30, 2013	At March 31, 2013
	(In millions)
Short-term borrowings	¥2,039,536	¥2,467,661
Long-term borrowings:
Unsubordinated	3,619,552	2,398,658
Subordinated	299,450	314,450
Liabilities associated with securitization transactions	1,128,897	1,196,820
Lease obligations	93,005	97,954

Total borrowings	¥7,180,440	¥6,475,543

For more information, see Note 12 “Borrowings” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of short- and long-term borrowings.

Debt Securities in Issue

Debt securities in issue at September 30, 2013 were ¥8,259,197 million, an increase of ¥309,177 million, or 4%, from ¥7,950,020 million at March 31, 2013, primarily due to increases in commercial paper and senior bonds, which partly reflects our efforts to expand foreign currency funding sources.

	At September 30, 2013	At March 31, 2013
	(In millions)
Commercial paper	¥3,456,126	¥3,190,675
Bonds	2,983,482	2,751,479
Subordinated bonds	1,819,589	2,007,866

Total debt securities in issue	¥8,259,197	¥7,950,020

For more information, see Note 13 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of debt securities in issue.

Total Equity

Our total equity increased by ¥620,938 million from ¥8,562,718 million at March 31, 2013 to ¥9,183,656 million at September 30, 2013, primarily due to increases in retained earnings and other reserves, which were partially offset by a decrease in non-controlling interests resulting from the redemption of preferred securities. The increase in retained earnings mainly reflected our net profit. The increase in other reserves was primarily due to an increase in available-for-sale financial assets reserve reflecting a rise in market prices of domestic equity instruments.

	At September 30, 2013	At March 31, 2013
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,280	862,305
Retained earnings	2,882,340	2,518,121
Other reserves	1,313,184	971,170
Treasury stock	(174,956)	(227,373)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	7,220,744	6,462,119
Non-controlling interests	1,962,912	2,100,599

Total equity	¥9,183,656	¥8,562,718

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and inter-bank market, negotiable certificates of deposit, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥1,158,716 million, or 1%, from ¥101,021,413 million at March 31, 2013 to ¥102,180,129 million at September 30, 2013. The balance of deposits at September 30, 2013 exceeded the balance of loans and advances by ¥24,723,830 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 76%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2013	At March 31, 2013
	(In millions)
Loans and advances	¥77,456,299	¥75,987,057
Deposits	102,180,129	101,021,413

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Standard & Poor’s (“S&P”), and Fitch Ratings (“Fitch”), at December 31, 2013.

At December 31, 2013
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A-	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at December 31, 2013.

At December 31, 2013
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	N	A-1	A-	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

For credit risk, the FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation internal rating-based (“IRB”) approach and the advanced IRB approach and for operational risk, the FSA capital adequacy guidelines permit Japanese banks to choose from the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the advanced measurement approach (“AMA”). To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and the Bank have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text. The Basel III framework sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The FSA has promulgated new capital adequacy requirements, which are being phased in from March 2013 to March 2019. The new requirements reflect the principal risk-weighted capital measures of the Basel III rules text published by the BCBS in December 2010.

These capital reforms will require banks to hold the minimum common equity requirement of 4.5% and a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, amounting to 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8%, but also increases to 10.5% due to the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new standards.

Under the transitional arrangements under the FSA capital adequacy guidelines, these new capital requirements are phased in from March 31, 2013 through March 31, 2019. On March 31, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement will rise to 4% and 5.5%, respectively on March 31, 2014, and 4.5% and 6%, respectively on March 31, 2015. Under the Basel III accord, the capital conservation buffer and countercyclical buffer will be phased in from January 1, 2016. These buffers have not yet been incorporated into the FSA’s capital adequacy guidelines in Japan.

The table below presents our total risk-weighted capital ratio, total capital, and risk-weighted assets under Japanese GAAP at September 30, 2013 and March 31, 2013, based on the Basel III rules.

	At September 30, 2013	At March 31, 2013
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	16.03%	14.71%
Tier 1 risk-weighted capital ratio (consolidated)	12.13%	10.93%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	10.35%	9.38%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,831.7	¥9,186.0
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,439.3	6,829.0
Common Equity Tier 1 capital	6,346.2	5,855.9
Risk-weighted assets	61,299.4	62,426.1
The amount of minimum capital requirements	4,904.0	4,994.1

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and minority interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Minority interests arising from the issue of common shares by a fully consolidated subsidiary of the bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the minority interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Minority interests that will no longer qualify as Common Equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital under Basel III will be phased out beginning March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments will be phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines but meet the requirements for transitional arrangements set forth in such guidelines are considered as instruments that no longer qualify as additional Tier 1 or Tier 2 capital and are phased out beginning March 31, 2013 by increments of 10% and are to be fully phased out by March 31, 2022.

At September 30, 2013, our consolidated total capital was ¥9,832 billion, Tier 1 capital was ¥7,439 billion, and Common Equity Tier 1 capital was ¥6,346 billion. Our total risk-weighted assets at September 30, 2013 were ¥61,299 billion.

On a consolidated basis, our total risk-weighted capital ratio was 16.03% at September 30, 2013 compared to 14.71% at March 31, 2013, Tier 1 risk-weighted capital ratio was 12.13% at September 30, 2013 compared to 10.93% at March 31, 2013 and Common Equity Tier 1 risk-weighted capital ratio was 10.35% at September 30, 2013 compared to 9.38% at March 31, 2013.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but will start to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and will be fully counted as Common Equity Tier 1 capital from March 31, 2018. Since the value of our other securities (including money held in trust) with a readily ascertainable market value includes unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of the Bank.

In addition, our capital position and the Bank’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under guidelines issued by the Japanese Institute of Certified Public Accountants, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.

Set forth below are tables of risk-weighted capital ratios of the Bank at September 30, 2013 and March 31, 2013 on a consolidated and nonconsolidated basis.

	At September 30, 2013	At March 31, 2013
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	18.02%	16.84%
Tier 1 risk-weighted capital ratio (consolidated)	13.69%	12.69%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	12.16%	11.26%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,797.7	¥9,386.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,444.5	7,072.8
Common Equity Tier 1 capital	6,608.3	6,277.1
Risk-weighted assets	54,343.6	55,725.3
The amount of minimum capital requirements	4,347.5	4,458.0

	At September 30, 2013	At March 31, 2013
	(In billions, except percentages)
Total risk-weighted capital ratio (nonconsolidated)	19.42%	18.62%
Tier 1 risk-weighted capital ratio (nonconsolidated)	14.44%	13.92%
Common Equity Tier 1 risk-weighted capital ratio (nonconsolidated)	12.31%	11.75%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,312.8	¥9,049.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	6,925.2	6,768.6
Common Equity Tier 1 capital	5,905.6	5,712.9
Risk-weighted assets	47,937.5	48,594.8
The amount of minimum capital requirements	3,835.0	3,887.6

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2013, the capital adequacy ratios are 618.6% for SMBC Nikko Securities and 1,040.2% for SMBC Friend Securities, and sufficiently above the 140% level, below which level they would be required to file daily reports with the Commissioner of the FSA.

Off-Balance Sheet Arrangements

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business. Our arrangements include loan commitments, financial guarantees and other credit-related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2013 and March 31, 2013.

	At September 30, 2013	At March 31, 2013
	(In millions)
Loan commitments	¥47,524,572	¥46,490,109
Financial guarantees and other credit-related contingent liabilities	5,995,117	5,891,617

Total	¥53,519,689	¥52,381,726

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system.

Some of the Group’s off-balance sheet arrangements are related to activities of special purpose entities (“SPEs”). Such arrangements include the following types of SPEs.

Special Purpose Entities

During the normal course of business, we become a party to numerous transactions involving entities commonly referred to as SPEs. These SPEs are primarily used to provide us and our clients with efficient access to funds or investment opportunities, through methods known as structured financing or collective investment schemes.

We have participation in SPEs that are established by us as well as those established by third parties. We consolidate certain SPEs if our relationship with the SPEs indicates substantial control by us, while others remain outside of our consolidation group. Consolidation of an SPE is assessed based on all facts and circumstances. The consolidation assessment is performed when we have initial involvement with an SPE. Consolidation is reassessed whenever facts and circumstances indicate that there has been a change in a control relationship between an SPE and the parties involved. See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Multi-seller Conduits (Consolidated)

We manage and administer several multi-seller conduits. The conduits purchase financial assets, primarily trade accounts receivables, lease receivables and corporate loans by issuing short-term instruments such as commercial paper and providing asset-backed loans.

At September 30, 2013 and March 31, 2013, the consolidated conduits had total assets of ¥2,123,589 million and ¥2,340,772 million, respectively. The weighted average life of the assets held in the conduits was 6.1 months. The weighted average life of the commercial paper issued by these conduits was 1.5 months. The total notional amount of the liquidity and credit support at September 30, 2013 and March 31, 2013 was ¥704,160 million and ¥715,485 million, respectively. All of the liquidity and credit support was undrawn at September 30, 2013 and March 31, 2013.

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the statement of financial position items at September 30, 2013 and March 31, 2013.

	At September 30, 2013
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥1,780,766	¥190,967	¥1,971,733
Financial institutions	—	4,885	4,885
Consumer	—	115,916	115,916

Total loans and advances	1,780,766	311,768	2,092,534

Other assets	29,975	1,080	31,055

Total assets	¥1,810,741	¥312,848	¥2,123,589

	At March 31, 2013
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥1,984,007	¥187,573	¥2,171,580
Financial institutions	—	6,581	6,581
Consumer	—	114,721	114,721

Total loans and advances	1,984,007	308,875	2,292,882

Other assets	46,671	1,219	47,890

Total assets	¥2,030,678	¥310,094	¥2,340,772

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the funding structure at September 30, 2013 and March 31, 2013.

	At September 30, 2013
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Commercial paper	¥243,756	¥312,025	¥555,781
Term loans (provided by SMFG)	1,344,396	—	1,344,396
Others	220,348	—	220,348

Total	¥1,808,500	¥312,025	¥2,120,525

	At March 31, 2013
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Commercial paper	¥255,371	¥309,504	¥564,875
Term loans (provided by SMFG)	1,539,184	—	1,539,184
Others	222,409	—	222,409

Total	¥2,016,964	¥309,504	¥2,326,468

Securitizations of Our Loan Portfolio (Consolidated)

We use SPEs to securitize our loans and advances that we have originated, mainly in order to diversify our sources of funding for asset origination and to improve capital efficiency.

The following table shows the carrying amount of assets in these consolidated SPEs at September 30, 2013 and March 31, 2013.

	At September 30, 2013	At March 31, 2013
	(In millions)
Residential mortgage	¥1,250,058	¥1,307,729
Corporate loans	82,833	76,273
Credit card receivables	17,763	24,082
Lease receivables	39,359	46,821

Total	¥1,390,013	¥1,454,905

Real Estate Investment Vehicles (Nonconsolidated)

We are involved with investment vehicles that typically take the form of a limited partnership or SPE that are used to raise funds in connection with real estate development or acquisition of existing real estate properties. At September 30, 2013 and March 31, 2013, our investments in these vehicles amounted to ¥62,032 million and ¥64,430 million, respectively. With respect to the vehicles that have been established to acquire existing real estate properties, we have entered into commitments to provide funds up to specified amounts. Such commitments amounted to ¥67,670 million and ¥72,008 million at September 30, 2013 and March 31, 2013, respectively. Of these amounts, ¥5,638 million and ¥7,578 million remained undrawn at September 30, 2013 and March 31, 2013, respectively.

Private-equity Investment Funds and Other Funds (Nonconsolidated)

We have investments in private-equity investment funds that primarily invest in unlisted companies, engaging in various businesses across different industries. We only hold limited partner interests in these funds.

At September 30, 2013 and March 31, 2013, the capital call commitments to these limited partnership funds entered into by us amounted to ¥324,404 million and ¥318,887 million, of which ¥99,179 million and ¥97,852 million remained undrawn, respectively. While the commitments are irrevocable, we believe that we do not have significant risk to meet the capital call commitments and the risks associated with the investments have been adequately controlled and managed.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2013. There were no material changes in our risk management system for the six months ended September 30, 2013.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2013. There were no material changes in our credit risk management system for the six months ended September 30, 2013.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2013.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, stock prices and option risks. We manage each of these risks employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”). VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

VaR Summary

VaR for Trading Activities

The aggregate VaR for our total trading activities at September 30, 2013 was ¥9.1 billion, a decrease from ¥15.0 billion at March 31, 2013 primarily due to a decrease in the position of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2013:
SMBC Consolidated
Maximum	¥7.7	¥4.0	¥19.0	¥1.1	¥27.9
Minimum	3.6	0.5	2.9	0.2	7.6
Daily average	4.9	2.0	9.7	0.5	16.1
At September 30, 2013	4.0	0.8	3.9	0.4	8.4
At March 31, 2013	5.6	1.6	8.0	0.2	14.3

SMFG Consolidated
Maximum	¥8.3	¥4.1	¥19.3	¥1.1	¥28.8
Minimum	4.2	0.5	3.0	0.2	8.2
Daily average	5.6	2.1	9.9	0.5	17.0
At September 30, 2013	4.6	0.8	3.9	0.4	9.1
At March 31, 2013	6.3	1.6	8.0	0.2	15.0

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

The aggregate VaR for our total banking activities at September 30, 2013 was ¥37.7 billion, an increase from ¥31.1 billion at March 31, 2013 primarily due to an increase in the position of equities.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2013:
SMBC Consolidated
Maximum	¥27.9	¥0.0	¥36.8	¥0.0	¥46.1
Minimum	13.3	0.0	21.0	0.0	29.3
Daily average	20.7	0.0	28.2	0.0	37.6
At September 30, 2013	17.8	0.0	28.6	0.0	36.6
At March 31, 2013	15.6	0.0	22.0	0.0	30.4

SMFG Consolidated
Maximum	¥29.0	¥0.0	¥36.8	¥0.0	¥47.5
Minimum	13.9	0.0	21.0	0.0	29.9
Daily average	21.9	0.0	28.2	0.0	38.8
At September 30, 2013	18.9	0.0	28.6	0.0	37.7
At March 31, 2013	16.2	0.0	22.0	0.0	31.1

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

The aggregate VaR for our strategic equity investments at September 30, 2013 was ¥1,113.2 billion, an increase from ¥977.4 billion at March 31, 2013 primarily due to an increase in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the six months ended September 30, 2013:
SMBC Consolidated
Maximum	¥1,160.5
Minimum	906.7
Daily average	1,031.1
At September 30, 2013	1,073.2
At March 31, 2013	943.7

SMFG Consolidated
Maximum	¥1,201.7
Minimum	939.5
Daily average	1,069.2
At September 30, 2013	1,113.2
At March 31, 2013	977.4

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, the Bank performs stress tests on a monthly basis based on various scenarios including historical simulations which reflect past market fluctuations.

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 0.9% for the Bank on a consolidated basis at September 30, 2013, substantially below the 20% criterion. The decline in economic value of the Bank on a consolidated basis is shown in the following table.

Decline in Economic Value Based on Outlier Framework

	At September 30, 2013	At March 31, 2013
	(In billions, except percentages)
SMBC Consolidated
Total	¥90.4	¥96.2
Impact of yen interest rates	37.5	60.5
Impact of U.S. dollar interest rates	39.3	6.8
Impact of euro interest rates	6.4	16.5
Percentage of total capital	0.9%	1.0%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Financial Position (Unaudited)

	Note	At September 30, 2013	At March 31, 2013
		(In millions)
Assets:
Cash and deposits with banks		¥25,209,503	¥11,804,786
Call loans and bills bought		1,017,758	1,353,866
Reverse repurchase agreements and cash collateral on securities borrowed		4,281,146	3,927,126
Trading assets	5	3,156,283	3,481,619
Derivative financial instruments	6	5,502,650	6,851,729
Financial assets at fair value through profit or loss	7	1,901,701	2,045,046
Investment securities	8	22,359,849	36,252,599
Loans and advances	9	77,456,299	75,987,057
Investments in associates and joint ventures		349,028	260,495
Property, plant and equipment		1,884,044	1,757,994
Intangible assets		904,185	903,264
Other assets		2,421,813	2,596,555
Current tax assets		33,997	51,449
Deferred tax assets		275,598	481,028

Total assets		¥146,753,854	¥147,754,613

Liabilities:
Deposits	10	¥102,180,129	¥101,021,413
Call money and bills sold		2,174,335	2,954,052
Repurchase agreements and cash collateral on securities lent		5,148,613	6,510,627
Trading liabilities	11	2,079,861	1,910,886
Derivative financial instruments	6	5,594,505	6,936,356
Borrowings	12	7,180,440	6,475,543
Debt securities in issue	13	8,259,197	7,950,020
Provisions	14	216,474	279,131
Other liabilities		4,486,903	4,839,628
Current tax liabilities		120,051	206,977
Deferred tax liabilities		129,690	107,262

Total liabilities		137,570,198	139,191,895

Equity:
Capital stock	15	2,337,896	2,337,896
Capital surplus		862,280	862,305
Retained earnings		2,882,340	2,518,121
Other reserves		1,313,184	971,170
Treasury stock	15	(174,956)	(227,373)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		7,220,744	6,462,119
Non-controlling interests	16	1,962,912	2,100,599

Total equity		9,183,656	8,562,718

Total equity and liabilities		¥146,753,854	¥147,754,613

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement (Unaudited)

		For the six months ended September 30,
	Note	2013	2012
		(In millions, except per share data)
Interest income		¥859,322	¥869,479
Interest expense		158,321	158,831

Net interest income		701,001	710,648

Fee and commission income		516,044	438,867
Fee and commission expense		72,840	67,134

Net fee and commission income		443,204	371,733

Net trading income		81,706	183,006
Net income (loss) from financial assets at fair value through profit or loss		35,369	(863)
Net investment income		225,083	140,573
Other income		167,046	126,008

Total operating income		1,653,409	1,531,105

Impairment charges (reversals) on financial assets	17	(1,194)	199,395

Net operating income		1,654,603	1,331,710

General and administrative expenses		764,589	709,659
Other expenses		136,577	112,842

Operating expenses		901,166	822,501

Share of post-tax profit of associates and joint ventures		11,334	4,288

Profit before tax		764,771	513,497

Income tax expense		238,156	166,875

Net profit		¥526,615	¥346,622

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥458,981	¥289,903
Non-controlling interests		67,634	56,719

Earnings per share:
Basic	18	¥336.23	¥214.12
Diluted	18	336.07	213.99

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2013	2012
	(In millions)
Net profit	¥526,615	¥346,622

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	78,681	(46,248)
Income tax relating to items that will not be reclassified	(28,044)	16,752

Total items that will not be reclassified to profit or loss, net of tax	50,637	(29,496)

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	513,454	(234,542)
Reclassification adjustments for (gains) losses included in net profit, before tax	(169,105)	24,805
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	118,233	(49,850)
Reclassification adjustments for gains included in net profit, before tax	—	(926)
Share of other comprehensive loss of associates and joint ventures	(14,514)	(927)
Income tax relating to items that may be reclassified	(125,957)	79,860

Total items that may be reclassified subsequently to profit or loss, net of tax	322,111	(181,580)

Other comprehensive income (loss), net of tax	372,748	(211,076)

Total comprehensive income	¥899,363	¥135,546

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥800,995	¥98,864
Non-controlling interests	98,368	36,682

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Shareholders’ equity	Non- controlling interests	Total equity
	(In millions)
Balance at April 1, 2012	¥2,337,896	¥862,933	¥2,162,696	¥—	¥649,931	¥(212,754)	¥(236,037)	¥5,564,665	¥2,050,726	¥7,615,391
Effect of changes in accounting policies	—	—	(40,877)	(156,804)	2,787	2,758	—	(192,136)	(3,108)	(195,244)

Balance at April 1, 2012 (Restated)	2,337,896	862,933	2,121,819	(156,804)	652,718	(209,996)	(236,037)	5,372,529	2,047,618	7,420,147

Comprehensive income:
Net profit	—	—	289,903	—	—	—	—	289,903	56,719	346,622
Other comprehensive loss	—	—	—	(28,741)	(138,061)	(24,237)	—	(191,039)	(20,037)	(211,076)

Total comprehensive income (loss)	—	—	289,903	(28,741)	(138,061)	(24,237)	—	98,864	36,682	135,546

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(16,182)	(16,182)
Transaction with non-controlling interest shareholders	—	(1,166)	(3,919)	4	—	—	8,900	3,819	(4,076)	(257)
Dividends to shareholders	—	—	(67,556)	—	—	—	—	(67,556)	(52,043)	(119,599)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(12,500)	(12,500)
Purchase of treasury stock	—	—	—	—	—	—	(41)	(41)	—	(41)
Sale of treasury stock	—	—	—	—	—	—	5	5	—	5
Loss on sale of treasury stock	—	(1)	—	—	—	—	—	(1)	—	(1)
Others	—	263	—	—	—	—	—	263	—	263

Balance at September 30, 2012	¥2,337,896	¥862,029	¥2,340,247	¥(185,541)	¥514,657	¥(234,233)	¥(227,173)	¥5,407,882	¥1,999,499	¥7,407,381

Balance at April 1, 2013	¥2,337,896	¥862,305	¥2,518,121	¥(138,013)	¥1,159,215	¥(50,032)	¥(227,373)	¥6,462,119	¥2,100,599	¥8,562,718

Comprehensive income:
Net profit	—	—	458,981	—	—	—	—	458,981	67,634	526,615
Other comprehensive income	—	—	—	49,524	220,430	72,060	—	342,014	30,734	372,748

Total comprehensive income	—	—	458,981	49,524	220,430	72,060	—	800,995	98,368	899,363

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(4)	(4)
Transaction with non-controlling interest shareholders	—	—	9	—	—	—	—	9	(813)	(804)
Dividends to shareholders	—	—	(94,771)	—	—	—	—	(94,771)	(54,680)	(149,451)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(180,558)	(180,558)
Purchase of treasury stock	—	—	—	—	—	—	(333)	(333)	—	(333)
Sale of treasury stock	—	—	—	—	—	—	52,750	52,750	—	52,750
Loss on sale of treasury stock	—	(281)	—	—	—	—	—	(281)	—	(281)
Others	—	256	—	—	—	—	—	256	—	256

Balance at September 30, 2013	¥2,337,896	¥862,280	¥2,882,340	¥(88,489)	¥1,379,645	¥22,028	¥(174,956)	¥7,220,744	¥1,962,912	¥9,183,656

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended September 30,
	2013	2012
	(In millions)
Operating Activities:
Profit before tax	¥764,771	¥513,497
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	(204,474)	25,663
Foreign exchange (gains) losses	(368,727)	291,508
Provision (credit) for loan losses	(6,347)	71,445
Depreciation and amortization	108,727	96,424
Share of post-tax profit of associates and joint ventures	(11,334)	(4,288)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	159,593	(106,149)
Net decrease of call loans and bills bought	418,018	175,175
Net (increase) decrease of reverse repurchase agreements and cash collateral on securities borrowed	(347,998)	950,291
Net (increase) decrease of loans and advances	(1,303,274)	756,317
Net change of trading assets and liabilities, and derivative financial instruments	501,009	(739,697)
Net increase of deposits	963,099	1,669,400
Net decrease of call money and bills sold	(818,044)	(38,805)
Net decrease of repurchase agreements and cash collateral on securities lent	(1,367,095)	(1,959,736)
Net increase (decrease) of other unsubordinated borrowings and debt securities in issue	1,148,110	(2,811,905)
Income taxes paid—net	(255,381)	(30,248)
Other operating activities—net	24,432	83,929

Net cash and cash equivalents used in operating activities	(594,915)	(1,057,179)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(10,238,799)	(30,738,950)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	20,291,782	30,736,249
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	3,714,353	2,309,616
Purchases of held-to-maturity investments	(1,775)	(424,167)
Proceeds from maturities of held-to-maturity investments	730,951	7,923
Acquisitions of the subsidiaries, net of cash and cash equivalents acquired	(153)	27
Investments in associates and joint ventures	(95,487)	(10,280)
Purchases of property, plant and equipment and investment properties	(178,510)	(91,032)
Purchases of intangible assets	(55,395)	(45,185)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	45,970	25,022
Other investing activities—net	—	34,641

Net cash and cash equivalents provided by investing activities	14,212,937	1,803,864

Financing Activities:
Proceeds from issuance of subordinated borrowings	—	25,000
Redemption of subordinated borrowings	(15,000)	(23,000)
Proceeds from issuance of subordinated bonds	2,285	14,835
Redemption of subordinated bonds	(209,804)	(188,643)
Redemption of preferred securities	(180,558)	(12,500)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(94,734)	(67,519)
Dividends paid to non-controlling interest shareholders	(54,634)	(52,063)
Purchase of treasury stock and proceeds from sale of treasury stock—net	60,325	(37)
Transaction with non-controlling interest shareholders—net	(843)	107

Net cash and cash equivalents used in financing activities	(492,963)	(303,820)

Effect of exchange rate changes on cash and cash equivalents	303,774	(167,657)

Net increase of cash and cash equivalents	13,428,833	275,208
Cash and cash equivalents at beginning of period	10,721,586	7,055,420

Cash and cash equivalents at end of period	¥24,150,419	¥7,330,628

Net cash and cash equivalents used in operating activities includes:
Interest and dividends received	¥927,497	¥911,450
Interest paid	153,718	160,050

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listings on the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on January 23, 2014.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements of the SMFG Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2013, except as described below.

IFRS 10 “Consolidated Financial Statements”

On April 1, 2013, the SMFG Group adopted IFRS 10 “Consolidated Financial Statements,” which replaces the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements” (retitled as “Separate Financial Statements”) and SIC-12 “Consolidation—Special Purpose Entities.” The SMFG Group also adopted Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (“Transition Guidance”) which provides additional transition relief that limits the requirement to provide adjusted comparative information only to the annual period immediately preceding the first annual period for which IFRS 10 is applied.

IFRS 10 contains a single consolidation model that identifies control as the basis for consolidation for all types of entities, including those that were previously considered special purpose entities under SIC-12. Under IFRS 10, control is based on whether an investor has (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 sets out requirements for assessing control, including cases involving potential voting rights, agency relationships, control of specified assets and circumstances in which voting rights are not the dominant factor in determining control.

As a result of adopting IFRS 10, certain investment funds have been excluded from the scope of consolidation where the SMFG Group does not have power over the funds. Comparative information has been restated accordingly.

IAS 19 “Employee Benefits”

On April 1, 2013, the SMFG Group adopted amendments to IAS 19 “Employee Benefits” that require an entity to recognize all changes in the net defined benefit liability (asset) in the period in which those changes occur. As a result of adopting revised IAS 19, actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are no longer permitted to be deferred using the corridor approach. The revised IAS 19 requires immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, and recognition of remeasurements in other comprehensive income. In addition, the interest cost and expected return on plan assets are replaced with a net interest amount which is calculated by applying the discount rate to the net defined benefit liability (asset). The SMFG Group adopted the revised IAS 19 retrospectively and comparative information has been restated accordingly.

IFRS 13 “Fair Value Measurement”

On April 1, 2013, the SMFG Group adopted IFRS 13 “Fair Value Measurement,” which defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived by using valuation techniques. The adoption of IFRS 13 did not have a material impact on the SMFG Group’s consolidated financial statements. The SMFG Group has provided the disclosures as required by IFRS 13 in Note 22 “Fair Value of Financial Assets and Liabilities.”

Effect of Adoption of New and Amended Accounting Standards

The following tables show the effect of the adoption of IFRS 10 and revised IAS 19 on the SMFG Group’s consolidated financial statements.

	At March 31, 2013
	As previously reported	Effect of the adoption of IFRS 10	Effect of the adoption of revised IAS 19	As restated
	(In millions)
Consolidated statement of financial position:
Total assets	¥148,007,726	¥(142,557)	¥(110,556)	¥147,754,613
Total liabilities	139,265,076	(142,557)	69,376	139,191,895
Total equity	8,742,650	—	(179,932)	8,562,718

	For the six months ended September 30, 2012
	As previously reported	Effect of the adoption of IFRS 10	Effect of the adoption of revised IAS 19	As restated
	(In millions, except per share data)
Consolidated income statement:
Profit before tax	¥515,015	¥614	¥(2,132)	¥513,497
Income tax expense	167,363	219	(707)	166,875

Net profit	¥347,652	¥395	¥(1,425)	¥346,622

Earnings per share:
Basic	¥214.92	¥0.29	¥(1.09)	¥214.12
Diluted	214.80	0.29	(1.10)	213.99

For the six months ended September 30, 2013, the SMFG Group also adopted a number of new and amended standards that have become effective; however, they have not resulted in any material impact on the SMFG Group’s consolidated financial statements.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

In December 2011, the IASB issued amendments to IAS 32 “Financial Instruments: Presentation” to clarify the requirements for offsetting financial assets and financial liabilities. The amendments clarify the meaning of an entity’s current legally enforceable right of set-off; that is, the right of set-off must not be contingent on a future event and must be legally enforceable for the entity and all counterparties in the normal course of business, in the event of default and in the event of insolvency or bankruptcy. The amendments also clarify that some gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

In October 2012, the IASB issued amendments to IFRS 10, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 27 to provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. The amendments define an investment entity and require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries. The amendments also introduce new disclosure requirements related to investment entities in IFRS 12 and IAS 27. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRIC Interpretation 21 “Levies”

In May 2013, the IASB issued IFRIC Interpretation 21 “Levies,” which provides guidance on when an entity should recognize liabilities to pay levies imposed by governments, other than income taxes, in its financial statements. IFRIC 21 is an interpretation of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” which sets out criteria for the recognition of a liability. This interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation is effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the interpretation will have on its consolidated financial statements.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

In May 2013, the IASB issued amendments to IAS 36 “Impairment of Assets” to address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. When the IASB issued IFRS 13, it made consequential amendments to the disclosure requirement of IAS 36 about the recoverable amount of impaired assets. The newly issued amendments clarify that the scope of those disclosures is limited, as is originally intended by the IASB, to the recoverable amount of impaired assets that is based on fair value less costs of disposals. The amendments also require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

In June 2013, the IASB issued narrow-scope amendments to IAS 39 “Financial Instruments: Recognition and Measurement” to allow an entity to continue hedge accounting where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulations, provided certain criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Defined Benefit Plan: Employee Contributions (Amendments to IAS 19)

In November 2013, the IASB issued narrow-scope amendments to IAS 19, which applies to contributions from employees or third parties to defined benefit plans. The amendments permit an entity to recognize the amount of the contributions as a reduction in the service cost in the period in which the related service is rendered if the amounts of such contributions are independent of the number of years of service. The amendments are effective for annual periods beginning on or after July 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2010-2012 Cycle / Annual Improvements to IFRSs 2011-2013 Cycle

In December 2013, the IASB issued Annual Improvements to IFRSs 2010-2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle, which are collections of amendments to seven and four IFRSs, respectively. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are generally effective for annual periods beginning on or after July 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial Instruments,” which introduces new requirements for classifying and measuring financial assets and liabilities. The standard requires all financial assets to be classified as fair value or amortized cost. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are measured at fair value. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an instrument-by-instrument basis, to present all fair value changes from the investment in other comprehensive income. The standard also requires that derivatives embedded in contracts with a host that is a financial asset within the scope of the standard are not separated; instead, the hybrid financial instrument is assessed in its entirety as to whether it should be measured at fair value or amortized cost. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

In November 2013, the IASB issued IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), which introduced a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

The mandatory effective date of applying IFRS 9 was January 1, 2013 when it was originally issued, however, in December 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), which defers the mandatory effective date to annual periods beginning on or after January 1, 2015 and modified the relief from restating comparative periods and the associated disclosures in IFRS 7 “Financial Instruments: Disclosures.” Furthermore, in November 2013, the IASB decided to remove the mandatory effective date of IFRS 9 because the impairment phase of the IFRS 9 project had not yet been completed. The mandatory effective date will be determined when the outstanding phases are finalized. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2013, except for those described in Note 2 “Summary of Significant Accounting Policies” as a result of adopting new and amended standards.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMFG Group has four main business segments: Commercial Banking, Leasing, Securities, and Consumer Finance, with the remaining operations recorded in Others. The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), formerly known as Promise Co., Ltd. (“Promise”), in Consumer Finance.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”) and The Japan Net Bank, Limited, as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Manufacturers Bank and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, SMBC also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are in principle allocated to each business unit.

SMBC’s Consumer Banking Unit

SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

SMBC’s Middle Market Banking Unit

SMBC’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small-and medium-sized enterprises. This business unit, through its sales channels and certain of other SMFG Group companies, offers its customer lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Corporate Banking Unit

SMBC’s Corporate Banking Unit provides a wide range of financial products and services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides products and services such as loan syndication, structured finance, commitment lines and nonrecourse loans.

SMBC’s International Banking Unit

SMBC’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasisovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and SMBC’s own asset liability management requirements. To further expand SMBC’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s five business units and SMBC as a whole. SMBC’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment leases, operating leases, leveraged leases and aircraft operating leases. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became the SMFG Group’s subsidiary in December 2011 and its wholly owned subsidiary on April 1, 2012, provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business. It changed its company name from Promise in July 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities, and Consumer Finance segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operation

For the six months ended September 30, 2013:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥163.7	¥195.9	¥111.9	¥140.2	¥232.3	¥(22.2)	¥821.8	¥934.1
Net interest income	140.7	111.7	69.9	82.8	153.6	12.2	570.9	653.8
Net non-interest income	23.0	84.2	42.0	57.4	78.7	(34.4)	250.9	280.3
General and administrative expenses	(140.7)	(107.7)	(20.1)	(45.2)	(11.6)	(43.3)	(368.6)	(444.8)
Other profit (loss)(1)	—	—	—	—	—	—	—	1.3

Consolidated net business profit(2)(4)	¥23.0	¥88.2	¥91.8	¥95.0	¥220.7	¥(65.5)	¥453.2	¥490.6

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥66.8	¥71.3	¥176.7	¥33.3	¥218.3	¥92.9	¥77.4	¥87.1	¥270.4	¥22.1	¥1,516.2
Net interest income	15.8	18.7	0.6	0.3	1.3	7.1	14.1	60.8	82.5	28.7	785.0
Net non-interest income	51.0	52.6	176.1	33.0	217.0	85.8	63.3	26.3	187.9	(6.6)	731.2
General and administrative expenses	(26.4)	(26.3)	(114.1)	(22.3)	(142.0)	(67.7)	(57.2)	(34.7)	(167.2)	27.9	(752.4)
Other profit (loss)(1)	5.5	7.6	(0.3)	—	0.1	(3.0)	(7.4)	(19.9)	(29.2)	(35.5)	(55.7)

Consolidated net business profit(2)(4)	¥45.9	¥52.6	¥62.3	¥11.0	¥76.4	¥22.2	¥12.8	¥32.5	¥74.0	¥14.5	¥708.1

For the six months ended September 30, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥174.8	¥201.8	¥96.1	¥107.3	¥201.7	¥5.0	¥786.7	¥911.5
Net interest income	154.0	118.4	63.8	62.2	67.6	8.8	474.8	550.1
Net non-interest income	20.8	83.4	32.3	45.1	134.1	(3.8)	311.9	361.4
General and administrative expenses	(140.9)	(106.7)	(19.5)	(36.3)	(10.2)	(44.4)	(358.0)	(427.7)
Other profit (loss)(1)	—	—	—	—	—	—	—	(5.6)

Consolidated net business profit(2)(4)	¥33.9	¥95.1	¥76.6	¥71.0	¥191.5	¥(39.4)	¥428.7	¥478.2

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL	Total(3)	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥57.4	¥60.3	¥106.1	¥24.5	¥135.7	¥88.7	¥77.3	¥82.8	¥264.1	¥3.3	¥1,374.9
Net interest income	22.8	25.4	(0.2)	0.2	0.2	8.0	15.3	58.5	82.6	22.8	681.1
Net non-interest income	34.6	34.9	106.3	24.3	135.5	80.7	62.0	24.3	181.5	(19.5)	693.8
General and administrative expenses	(23.7)	(23.5)	(90.1)	(19.4)	(113.6)	(66.1)	(59.6)	(31.6)	(165.5)	30.2	(700.1)
Other profit (loss)(1)	0.5	2.6	(0.1)	—	(2.5)	(1.0)	(8.7)	(19.2)	(30.4)	(40.1)	(76.0)

Consolidated net business profit(2)(4)	¥34.2	¥39.4	¥15.9	¥5.1	¥19.6	¥21.6	¥9.0	¥32.0	¥68.2	¥(6.6)	¥598.8

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP.

Consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Ordinary profit (loss) comprises profits and losses from ordinary activities which exclude extraordinary items.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and The Minato Bank).
(4)	The SMFG Group’s total credit cost (reversal) for the six months ended September 30, 2013 and 2012 were ¥(39.6) billion and ¥48.0 billion, respectively, of which ¥(68.8) billion and ¥(20.0) billion were for Commercial Banking, ¥(3.4) billion and ¥(0.1) billion were for Leasing and ¥31.8 billion and ¥32.4 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Reconciliation of Segmental Results of Operations to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following tables:

	Reconciliation between Consolidated net business profit and Profit before tax
For the six months ended September 30, 2013:	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
		(In billions)
Consolidated net business profit	¥708.1		¥708.1

Scope of consolidation	42.9	¥(1.0)	41.9
Derivative financial instruments	—	(32.6)	(32.6)
Investment securities	76.5	(19.3)	57.2
Loans and advances	77.3	(29.1)	48.2
Investments in associates and joint ventures	(5.5)	4.7	(0.8)
Property, plant and equipment	(1.6)	(1.5)	(3.1)
Defined benefit plans	(17.0)	9.4	(7.6)
Foreign currency translation	—	(5.6)	(5.6)
Lease accounting	—	(1.8)	(1.8)
Others	(46.6)	7.5	(39.1)

Profit before tax under Japanese GAAP	¥834.1

Total differences between IFRS and Japanese GAAP		¥(69.3)

Profit before tax under IFRS			¥764.8

	Reconciliation between Consolidated net business profit and Profit before tax
For the six months ended September 30, 2012:	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
		(In billions)
Consolidated net business profit	¥598.8		¥598.8

Scope of consolidation	42.3	¥3.1	45.4
Derivative financial instruments	—	46.5	46.5
Investment securities	(133.6)	(0.1)	(133.7)
Loans and advances	(6.7)	(15.1)	(21.8)
Investments in associates and joint ventures	(3.2)	(6.0)	(9.2)
Property, plant and equipment	(3.4)	(0.7)	(4.1)
Defined benefit plans	(11.8)	7.4	(4.4)
Foreign currency translation	—	14.2	14.2
Lease accounting	—	(6.6)	(6.6)
Others	(17.4)	5.8	(11.6)

Profit before tax under Japanese GAAP	¥465.0

Total differences between IFRS and Japanese GAAP		¥48.5

Profit before tax under IFRS			¥513.5

5	TRADING ASSETS

Trading assets at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
Debt instruments	¥2,740,954	¥3,234,977
Equity instruments	415,329	246,642

Total trading assets	¥3,156,283	¥3,481,619

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds and commercial paper. Trading equity instruments mainly consist of investment funds and publicly traded Japanese stocks.

6	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, but does not apply hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate futures and interest rate swaptions. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2013 and March 31, 2013.

	At September 30, 2013
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥529,861,093	¥3,882,896	¥3,961,136	¥41,632,169	¥483,552	¥483,430
Futures	52,827,020	54,420	55,052	488,450	—	465
Listed Options	16,730,546	3,073	165	—	—	—
Forwards	8,017,129	315	300	—	—	—
Swaps	422,314,422	3,748,026	3,822,267	41,107,510	483,022	482,568
OTC Options	29,971,976	77,062	83,352	36,209	530	397
Currency derivatives	80,134,644	986,307	900,626	4,579,022	61,015	154,207
Futures	12,448	—	4	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	53,391,812	547,377	617,851	314,421	1,242	1
Swaps	20,656,206	281,090	109,279	4,264,601	59,773	154,206
OTC Options	6,074,178	157,840	173,492	—	—	—
Equity derivatives	1,465,609	45,357	47,590	173,226	906	8,216
Futures	826,569	2,802	3,218	—	—	—
Listed Options	179,002	3,470	4,446	—	—	—
Forwards	15,122	279	34	—	—	—
Swaps	12,081	48	612	173,226	906	8,216
OTC Options	432,835	38,758	39,280	—	—	—
Commodity derivatives	307,643	36,835	23,509	—	—	—
Futures	89,014	887	972	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	205,920	35,459	22,024	—	—	—
OTC Options	12,709	489	513	—	—	—
Credit derivatives	2,050,949	5,782	15,791	—	—	—

Total derivative financial instruments	¥613,819,938	¥4,957,177	¥4,948,652	¥46,384,417	¥545,473	¥645,853

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

	At March 31, 2013
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥492,008,443	¥4,919,890	¥4,924,006	¥41,712,769	¥612,511	¥572,924
Futures	50,052,108	32,310	37,518	2,079,056	675	19
Listed Options	11,741,460	473	230	—	—	—
Forwards	5,747,526	521	570	—	—	—
Swaps	396,118,607	4,790,790	4,806,484	39,614,265	611,305	572,633
OTC Options	28,348,742	95,796	79,204	19,448	531	272
Currency derivatives	70,340,638	1,066,560	971,752	4,766,529	148,504	335,064
Futures	47,571	46	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	42,212,725	729,955	667,846	295,309	431	3,595
Swaps	21,427,264	147,146	120,830	4,471,220	148,073	331,469
OTC Options	6,653,078	189,413	183,076	—	—	—
Equity derivatives	872,603	51,703	59,462	158,717	683	24,785
Futures	396,506	1,628	9,614	—	—	—
Listed Options	42,795	436	860	—	—	—
Forwards	16,984	747	2	—	—	—
Swaps	16,700	208	307	158,717	683	24,785
OTC Options	399,618	48,684	48,679	—	—	—
Commodity derivatives	231,737	45,981	28,232	—	—	—
Futures	3,386	47	87	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	212,659	45,420	27,640	—	—	—
OTC Options	15,692	514	505	—	—	—
Credit derivatives	1,899,720	5,897	20,131	—	—	—

Total derivative financial instruments	¥565,353,141	¥6,090,031	¥6,003,583	¥46,638,015	¥761,698	¥932,773

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose at September 30, 2013 and March 31, 2013.

	At September 30, 2013
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥357,561	¥162	¥2,144	¥468,714	¥1,231	¥10,215
Facilitating client transactions	556,362	1,160	967	668,312	3,229	2,465

Total	¥913,923	¥1,322	¥3,111	¥1,137,026	¥4,460	¥12,680

	At March 31, 2013
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥339,560	¥684	¥1,041	¥482,115	¥1,023	¥15,318
Facilitating client transactions	488,635	2,065	803	589,410	2,125	2,969

Total	¥828,195	¥2,749	¥1,844	¥1,071,525	¥3,148	¥18,287

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at September 30, 2013 and March 31, 2013.

	At September 30, 2013		At March 31, 2013
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥719,934	¥1,137,026	¥656,222	¥1,071,525
Insurance and other financial guaranty firms	193,989	—	171,973	—

Total	¥913,923	¥1,137,026	¥828,195	¥1,071,525

7	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
Debt instruments	¥1,755,977	¥1,911,478
Equity instruments	145,724	133,568

Total financial assets at fair value through profit or loss	¥1,901,701	¥2,045,046

The SMFG Group classifies the entire hybrid instrument as financial assets at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

8	INVESTMENT SECURITIES

Investment securities at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,882,592	¥5,514,196
Japanese municipal bonds	124,372	159,148
Japanese corporate bonds	102,050	166,913

Total domestic	5,109,014	5,840,257

Total held-to-maturity investments	¥5,109,014	¥5,840,257

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,664,210	¥19,577,135
Japanese municipal bonds	129,450	197,907
Japanese corporate bonds	532,978	526,264
Equity instruments	4,345,301	3,938,531

Total domestic	13,671,939	24,239,837

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,738,788	3,804,480
Other governments and official institutions bonds	836,313	1,215,666
Mortgage-backed securities	242,099	328,604
Other debt instruments	252,435	299,143
Equity instruments	509,261	524,612

Total foreign	3,578,896	6,172,505

Total available-for-sale financial assets	¥17,250,835	¥30,412,342

Total investment securities	¥22,359,849	¥36,252,599

9	LOANS AND ADVANCES

The following are the principal components of loans and advances at September 30, 2013 and March 31, 2013 by industry classification.

	At September 30, 2013	At March 31, 2013
	(In millions)
Domestic:
Manufacturing	¥7,998,878	¥8,071,044
Agriculture, forestry, fisheries and mining	140,098	164,420
Construction	1,153,651	1,167,115
Transportation, communications and public enterprises	4,887,338	4,708,870
Wholesale and retail	5,412,467	5,388,032
Finance and insurance	2,628,354	2,715,862
Real estate and goods rental and leasing	8,043,229	8,145,769
Services	4,724,009	4,404,359
Municipalities	1,185,102	1,270,981
Lease financing	2,092,514	2,058,284
Consumer(1)	18,698,972	18,834,079
Others	3,228,027	3,341,636

Total domestic	60,192,639	60,270,451

Foreign:
Public sector	128,086	121,611
Financial institutions	2,828,047	2,500,624
Commerce and industry	14,618,026	13,502,283
Lease financing	227,628	208,099
Others	780,373	793,653

Total foreign	18,582,160	17,126,270

Gross loans and advances	78,774,799	77,396,721
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(162,609)	(147,186)
Less: Allowance for loan losses	(1,155,891)	(1,262,478)

Net loans and advances	¥77,456,299	¥75,987,057

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,422,535 million and ¥14,520,154 million at September 30, 2013 and March 31, 2013, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2013	2012
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,262,478	¥1,381,164
Provision (credit) for loan losses	(6,347)	71,445
Charge-offs:
Domestic	99,410	98,017
Foreign	10,103	12,025

Total	109,513	110,042

Recoveries:
Domestic	4,931	5,206
Foreign	205	159

Total	5,136	5,365

Net charge-offs	104,377	104,677
Others(1)	4,137	(15,481)

Allowance for loan losses at end of period	¥1,155,891	¥1,332,451

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥74,868	¥87,344

Balance at end of period	¥74,050	¥83,148

Provision for loan losses	¥4,971	¥11,183

Ratio of net charge-offs to average loans outstanding during the period	0.13%	0.14%

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2013, whereas the amount for the six months ended September 30, 2012 mainly includes foreign exchange translations as well as the exclusion of the allowance for loan losses related to ORIX Credit Corporation, as SMBC transferred all of its shares of ORIX Credit Corporation to ORIX Corporation in June 2012.

10	DEPOSITS

Deposits at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
Non-interest-bearing demand deposits	¥14,226,781	¥14,315,261
Interest-bearing demand deposits	37,574,139	37,216,578
Deposits at notice	6,648,834	6,106,279
Time deposits	27,338,699	27,701,057
Negotiable certificates of deposit	11,619,978	11,755,654
Others(1)	4,771,698	3,926,584

Total deposits	¥102,180,129	¥101,021,413

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

11	TRADING LIABILITIES

Trading liabilities at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
Debt instruments “short position”	¥2,072,146	¥1,908,119
Equity instruments “short position”	7,715	2,767

Total trading liabilities	¥2,079,861	¥1,910,886

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

12	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
SMBC:
Short-term borrowings	¥364,041	¥736,545
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	1,298,409	90,855
Floating rate borrowing	698,108	616,696
Subordinated
Fixed rate borrowing	283,000	298,000

Total SMBC	2,643,558	1,742,096

Other subsidiaries:
Short-term borrowings	1,675,495	1,731,116
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	540,534	541,194
Floating rate borrowing	1,082,501	1,149,913
Subordinated
Fixed rate borrowing	5,200	5,200
Floating rate borrowing	11,250	11,250

Total other subsidiaries	3,314,980	3,438,673

Liabilities associated with securitization transactions:
Fixed rate borrowing	1,035,196	1,102,271
Floating rate borrowing	93,701	94,549

Total liabilities associated with securitization transactions	1,128,897	1,196,820

Lease obligations	93,005	97,954

Total borrowings	¥7,180,440	¥6,475,543

13	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
SMBC:
Commercial paper	¥1,930,945	¥1,519,500
Bonds	2,535,768	2,375,092
Subordinated bonds	1,683,389	1,865,666

Total SMBC	6,150,102	5,760,258

Other subsidiaries:
Commercial paper	1,525,181	1,671,175
Bonds	447,714	376,387
Subordinated bonds	136,200	142,200

Total other subsidiaries	2,109,095	2,189,762

Total debt securities in issue	¥8,259,197	¥7,950,020

14	PROVISIONS

The following tables present movements by class of provisions for the six months ended September 30, 2013 and 2012.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2013	¥245,129	¥34,002	¥279,131
Additional provisions	—	1,143	1,143
Amounts used	(57,328)	(5,689)	(63,017)
Unused amounts reversed	(25)	(903)	(928)
Amortization of discount and effect of change in discount rate	(5)	106	101
Others	—	44	44

Balance at September 30, 2013	¥187,771	¥28,703	¥216,474

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2012	¥400,233	¥25,117	¥425,350
Additional provisions	—	1,296	1,296
Amounts used	(93,988)	(4,389)	(98,377)
Unused amounts reversed	(184)	(543)	(727)
Amortization of discount and effect of change in discount rate	419	137	556
Others	(769)	(27)	(796)

Balance at September 30, 2012	¥305,711	¥21,591	¥327,302

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the customers’ characteristics, and the length of the period the claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

In December 2011, SMBC Consumer Finance, formerly known as Promise, became a subsidiary of the SMFG Group, and as a result, the provision for interest repayment increased significantly at April 1, 2012. For the six months ended September 30, 2013, the provision for interest repayment decreased due mainly to the use of the provision recognized at SMBC Consumer Finance.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2013 and 2012.

15	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by SMFG or its subsidiaries and associates at September 30, 2013 and March 31, 2013 was as follows:

	At September 30, 2013	At March 31, 2013
Shares outstanding	1,414,055,625	1,414,055,625
Shares in treasury(1)	46,750,501	60,179,376

(1)	A decrease of shares in treasury for the six months ended September 30, 2013 was due mainly to sales of SMFG common stocks owned by SMBC.

The total number of authorized shares of common stock was 3,000 million at September 30, 2013 and March 31, 2013 with no stated value.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2013 and March 31, 2013.

	At September 30, 2013		At March 31, 2013
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 6 preferred stock(1)	—	—	70,001	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

(1)	At the general meeting of shareholders on June 27, 2013, SMFG amended its articles of incorporations to delete the provision regarding 70,001 shares of authorized Type 6 preferred stock.

16	NON-CONTROLLING INTERESTS

Non-controlling interests at September 30, 2013 and March 31, 2013 consisted of the following:

	At September 30, 2013	At March 31, 2013
	(In millions)
Preferred securities issued by subsidiaries	¥1,468,318	¥1,625,358
Others	494,594	475,241

Total non-controlling interests	¥1,962,912	¥2,100,599

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At September 30, 2013	At March 31, 2013
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥63,415	¥61,026
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	11,624	10,528
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 2 Limited (non-cumulative perpetual preferred securities)	July 2013	—	169,218
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	131,881	126,914
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	39,498	35,772
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	January 2016	140,000	140,000
Series D (non-cumulative perpetual preferred securities)	January 2014	145,200	145,200
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	January 2016	2,000	2,000
Series G (non-cumulative perpetual preferred securities)	January 2014	125,700	125,700
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500
Series C (non-cumulative perpetual preferred securities)	January 2015	79,500	79,500
Series D (non-cumulative perpetual preferred securities)	January 2015	45,000	45,000

Preferred securities issued by subsidiaries		¥1,468,318	¥1,625,358

(1)	Subject to the prior approval of the Financial Services Agency, preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

17	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the six months ended September 30, 2013 and 2012 consisted of the following:

	For the six months ended September 30,
	2013	2012
	(In millions)
Loans and advances(1)	¥(6,347)	¥71,445
Available-for-sale financial assets	5,153	127,950

Total impairment charges (reversals) on financial assets	¥(1,194)	¥199,395

(1)	Cross-reference to provision (credit) for loan losses in the table of reconciliation of allowance for loan losses in Note 9 “Loans and Advances.”

18	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2013 and 2012.

	For the six months ended September 30,
	2013	2012
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥458,981	¥289,903
Weighted average number of common stock in issue (in thousands of shares)	1,365,088	1,353,947

Basic earnings per share	¥336.23	¥214.12

Diluted:
Profit attributable to shareholders of SMFG	¥458,981	¥289,903
Dilutive impact of convertible instruments issued by subsidiaries	—	(81)

Net profit used to determine diluted earnings per share	¥458,981	¥289,822

Weighted average number of common stock in issue (in thousands of shares)	1,365,088	1,353,947
Adjustments for stock options (in thousands of shares)	651	401

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,365,739	1,354,348

Diluted earnings per share	¥336.07	¥213.99

19	DEFERRED DAY ONE PROFIT AND LOSS

The aggregate deferred day one profit yet to be recognized in profit at the beginning and end of the six months ended September 30, 2013 and 2012, and a reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2013	2012
	(In millions)
Balance at beginning of period	¥—	¥1,790
Released to profit	—	(686)

Balance at end of period	¥—	¥1,104

The SMFG Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the day one profit balances, all of which were derived from financial assets at fair value through profit or loss. The release to profit for the six months ended September 30, 2012 was due to the amortization of the deferred day one profit over the life of the instruments. The SMFG Group did not recognize any additional deferred day one profit and loss for the six months ended September 30, 2013.

20	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the six months ended September 30, 2013 and 2012 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2013	¥70	¥94,771
2012	50	67,556

On November 12, 2013, the board of directors approved a dividend of ¥55 per share of common stock totaling ¥77,557 million in respect of the six months ended September 30, 2013. The amount included ¥2,355 million of dividends distributed to SMFG’s subsidiary. The consolidated financial statements for the six months ended September 30, 2013 do not include this dividend payable.

21	CONTINGENCY AND CAPITAL COMMITMENTS

Legal	Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2013 and March 31, 2013, the SMFG Group had ¥2,720 million and ¥2,469 million, respectively, of contractual commitments to acquire intangible assets, such as software. In addition, the SMFG Group had ¥267,217 million and ¥283,970 million of contractual commitments to acquire property, plant and equipment including aircraft for leasing business at September 30, 2013 and March 31, 2013, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMFG Group needs to secure claims, or some other significant event occurs.

Financial Guarantees and Other Credit-related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2013 and March 31, 2013.

	At September 30, 2013	At March 31, 2013
	(In millions)
Loan commitments	¥47,524,572	¥46,490,109
Financial guarantees and other credit-related contingent liabilities	5,995,117	5,891,617

Total	¥53,519,689	¥52,381,726

22	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

The table below presents the carrying amounts and fair values of financial assets and liabilities, including those not carried at fair value, presented on the SMFG Group’s consolidated statements of financial position at September 30, 2013 and March 31, 2013.

		At September 30, 2013		At March 31, 2013
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks:
Cash and non-interest-earning deposits	a	¥18,915,169	¥18,914,184	¥6,191,579	¥6,190,071
Interest-earning deposits with banks	a	6,294,334	6,293,063	5,613,207	5,612,072
Call loans and bills bought:
Call loans	a	952,294	952,287	1,302,002	1,302,304
Bills bought	a	65,464	65,425	51,864	51,827
Reverse repurchase agreements and cash collateral on securities borrowed	a	4,281,146	4,281,602	3,927,126	3,928,125
Trading assets	b	3,156,283	3,156,283	3,481,619	3,481,619
Derivative financial instruments	b	5,502,650	5,502,650	6,851,729	6,851,729
Financial assets at fair value through profit or loss	b	1,901,701	1,901,701	2,045,046	2,045,046
Investment securities:
Held-to-maturity investments	c	5,109,014	5,149,805	5,840,257	5,901,664
Available-for-sale financial assets	b	17,250,835	17,250,835	30,412,342	30,412,342
Loans and advances	a	77,456,299	79,417,260	75,987,057	77,736,934
Other financial assets	a	2,024,927	2,020,010	2,237,733	2,232,717

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	d	¥58,449,754	¥58,450,000	¥57,638,118	¥57,637,968
Other deposits	d	43,730,375	43,736,485	43,383,295	43,385,998
Call money and bills sold:
Call money	d	2,174,335	2,174,335	2,954,052	2,954,051
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	d	5,148,613	5,148,613	6,510,627	6,510,627
Trading liabilities	b	2,079,861	2,079,861	1,910,886	1,910,886
Derivative financial instruments	b	5,594,505	5,594,505	6,936,356	6,936,356
Borrowings	d	7,180,440	7,271,894	6,475,543	6,605,607
Debt securities in issue	d	8,259,197	8,400,082	7,950,020	8,125,644
Other financial liabilities	d	4,069,863	4,068,163	4,352,217	4,350,936

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The carrying amounts of financial instruments which are classified as trading assets and trading liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value. Further description and analysis of these fair values, including the detailed valuation techniques, are set out below.

c.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.

d.	(i) The carrying amounts of demand deposits and deposits without maturity represent reasonable estimates of fair value as these financial instruments are short-term in nature.

(ii) Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

(iii) Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

Valuation Process

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow (“DCF”) method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal subsidiaries, their risk management departments review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs by comparing fair values derived from the valuation techniques to the external market data such as broker quotes. Where third party sources, including broker quotes or pricing service providers, are utilized in determining fair values, such sources are examined taking into account factors such as the consistency among the different sources and the aging of the data.

These departments are independent from the business units and have a specific sub-group which reviews the valuation techniques. In addition, their accounting departments are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities measured at fair value are categorized into the three levels of the fair value hierarchy based on the inputs used in the fair value measurement as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	unobservable inputs for the asset or liability (Level 3).

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2013 and March 31, 2013.

	At September 30, 2013
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,169,015	¥571,939	¥—	¥2,740,954
Equity instruments	326,262	22,622	66,445	415,329

Total trading assets	2,495,277	594,561	66,445	3,156,283

Derivative financial instruments:
Interest rate derivatives	57,493	4,308,955	—	4,366,448
Currency derivatives	—	1,047,322	—	1,047,322
Equity derivatives	6,273	39,661	329	46,263
Commodity derivatives	887	35,948	—	36,835
Credit derivatives	—	5,782	—	5,782

Total derivative financial instruments	64,653	5,437,668	329	5,502,650

Financial assets at fair value through profit or loss:
Debt instruments	—	1,703,957	52,020	1,755,977
Equity instruments	1,985	540	143,199	145,724

Total financial assets at fair value through profit or loss	1,985	1,704,497	195,219	1,901,701

Available-for-sale financial assets:
Japanese government bonds	8,664,210	—	—	8,664,210
U.S. Treasury and other U.S. government agency bonds	1,738,788	—	—	1,738,788
Other debt instruments	332,325	1,652,663	8,287	1,993,275
Equity instruments	3,385,480	744,710	724,372	4,854,562

Total available-for-sale financial assets	14,120,803	2,397,373	732,659	17,250,835

Others(1)	—	7,694	—	7,694

Total	¥16,682,718	¥10,141,793	¥994,652	¥27,819,163

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,027,005	¥45,141	¥—	¥2,072,146
Equity instruments	7,715	—	—	7,715

Total trading liabilities	2,034,720	45,141	—	2,079,861

Derivative financial instruments:
Interest rate derivatives	55,682	4,388,884	—	4,444,566
Currency derivatives	4	1,054,829	—	1,054,833
Equity derivatives	7,664	48,142	—	55,806
Commodity derivatives	972	22,537	—	23,509
Credit derivatives	—	5,780	10,011	15,791

Total derivative financial instruments	64,322	5,520,172	10,011	5,594,505

Others(1)	—	21,519	—	21,519

Total	¥2,099,042	¥5,586,832	¥10,011	¥7,695,885

	At March 31, 2013
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,517,557	¥717,420	¥—	¥3,234,977
Equity instruments	185,169	210	61,263	246,642

Total trading assets	2,702,726	717,630	61,263	3,481,619

Derivative financial instruments:
Interest rate derivatives	33,457	5,498,944	—	5,532,401
Currency derivatives	46	1,215,018	—	1,215,064
Equity derivatives	2,065	49,932	389	52,386
Commodity derivatives	47	45,934	—	45,981
Credit derivatives	—	5,897	—	5,897

Total derivative financial instruments	35,615	6,815,725	389	6,851,729

Financial assets at fair value through profit or loss:
Debt instruments	—	1,873,529	37,949	1,911,478
Equity instruments	4,507	150	128,911	133,568

Total financial assets at fair value through profit or loss	4,507	1,873,679	166,860	2,045,046

Available-for-sale financial assets:
Japanese government bonds	19,577,135	—	—	19,577,135
U.S. Treasury and other U.S. government agency bonds	3,804,480	—	—	3,804,480
Other debt instruments	739,512	1,813,164	14,908	2,567,584
Equity instruments	3,086,688	677,523	698,932	4,463,143

Total available-for-sale financial assets	27,207,815	2,490,687	713,840	30,412,342

Others(1)	—	9,368	—	9,368

Total	¥29,950,663	¥11,907,089	¥942,352	¥42,800,104

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,855,369	¥52,750	¥—	¥1,908,119
Equity instruments	2,767	—	—	2,767

Total trading liabilities	1,858,136	52,750	—	1,910,886

Derivative financial instruments:
Interest rate derivatives	37,767	5,459,163	—	5,496,930
Currency derivatives	—	1,306,816	—	1,306,816
Equity derivatives	10,474	73,773	—	84,247
Commodity derivatives	87	28,145	—	28,232
Credit derivatives	—	5,485	14,646	20,131

Total derivative financial instruments	48,328	6,873,382	14,646	6,936,356

Others(1)	—	28,609	—	28,609

Total	¥1,906,464	¥6,954,741	¥14,646	¥8,875,851

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2013 and for the fiscal year ended March 31, 2013.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2013 and 2012.

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2013
	At April 1, 2013	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At September 30, 2013
	(In millions)
Trading assets:
Equity instruments	¥61,263	¥2,529	¥2,365	¥1,511	¥(1,223)	¥—	¥—	¥—	¥66,445	¥2,529

Total trading assets	61,263	2,529	2,365	1,511	(1,223)	—	—	—	66,445	2,529

Derivative financial instruments—net:
Equity derivative—net	389	(225)	—	171	—	(6)	—	—	329	(102)
Credit derivatives—net	(14,646)	8,865	(666)	—	—	(3,564)	—	—	(10,011)	8,865

Total derivative financial instruments—net	(14,257)	8,640	(666)	171	—	(3,570)	—	—	(9,682)	8,763

Financial assets at fair value through profit or loss:
Debt instruments	37,949	16,291	—	—	(1,170)	(1,050)	—	—	52,020	17,046
Equity instruments	128,911	2,773	—	22,731	(10,326)	(427)	55	(518)	143,199	2,575

Total financial assets at fair value through profit or loss	166,860	19,064	—	22,731	(11,496)	(1,477)	55	(518)	195,219	19,621

Available-for-sale financial assets:
Debt instruments	14,908	247	(1,110)	—	(5,679)	(79)	—	—	8,287	(454)
Equity instruments	698,932	(1,828)	30,960	25,886	(1,581)	(26,793)	163	(1,367)	724,372	(2,591)

Total available-for-sale financial assets	713,840	(1,581)	29,850	25,886	(7,260)	(26,872)	163	(1,367)	732,659	(3,045)

Total	¥927,706	¥28,652	¥31,549	¥50,299	¥(19,979)	¥(31,919)	¥218	¥(1,885)	¥984,641	¥27,868

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2012
	At April 1, 2012	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At September 30, 2012
	(In millions)
Trading assets:
Equity instruments	¥53,510	¥671	¥(2,805)	¥—	¥(7,850)	¥—	¥—	¥—	¥43,526	¥671

Total trading assets	53,510	671	(2,805)	—	(7,850)	—	—	—	43,526	671

Derivative financial instruments—net:
Equity derivatives—net	(562)	(125)	—	29	—	—	—	742	84	(17)
Credit derivatives—net	(16,687)	2,108	1,003	—	—	(3,741)	—	—	(17,317)	2,108

Total derivative financial instruments—net	(17,249)	1,983	1,003	29	—	(3,741)	—	742	(17,233)	2,091

Financial assets at fair value through profit or loss:
Debt instruments	132,707	(7,301)	—	100	(11,329)	—	—	—	114,177	(7,330)
Equity instruments	128,264	(1,382)	—	3,995	(89)	(687)	120	(1,303)	128,918	(1,352)

Total financial assets at fair value through profit or loss	260,971	(8,683)	—	4,095	(11,418)	(687)	120	(1,303)	243,095	(8,682)

Available-for-sale financial assets:
Debt instruments	10,426	(138)	(370)	3,661	—	(26)	—	—	13,553	(5)
Equity instruments	675,298	(3,380)	(9,877)	25,568	(12,720)	(24,700)	—	(2,349)	647,840	(4,171)

Total available-for-sale financial assets	685,724	(3,518)	(10,247)	29,229	(12,720)	(24,726)	—	(2,349)	661,393	(4,176)

Total	¥982,956	¥(9,547)	¥(12,049)	¥33,353	¥(31,988)	¥(29,154)	¥120	¥(2,910)	¥930,781	¥(10,096)

(1)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2013 and 2012 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2013	2012	2013	2012
	(In millions)
Net trading income	¥11,169	¥2,654	¥11,292	¥2,762
Net income (loss) from financial assets at fair value through profit or loss	19,064	(8,683)	19,621	(8,682)
Net investment income (loss)	1,092	3,168	(372)	2,510
Impairment charges on financial assets	(2,673)	(6,686)	(2,673)	(6,686)

Total	¥28,652	¥(9,547)	¥27,868	¥(10,096)

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are categorized within Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2.

Certain investment funds classified as held for trading are measured at fair value determined based on net asset value, which may include significant unobservable inputs. These funds are categorized within Level 3.

Commercial paper is measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates. Therefore, commercial paper is categorized within Level 2.

Derivative financial instruments

Listed derivatives (including interest rates, bonds, currencies, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are categorized within Level 1.

OTC derivatives (non-exchange-traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value, the SMFG Group categorizes most of those transactions within Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not usually observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the SMFG Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13.

Financial assets at fair value through profit or loss

The majority of instruments in this category are debt instruments measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using various valuation models, such as the Monte Carlo Simulation, if they are indexed to the market prices in a stock exchange. These valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the income approach, market approach using market multiples or others, which are not usually observable in the market. These instruments are categorized within Level 3.

Available-for-sale financial assets

(a)	Debt instruments

Debt instruments are measured at fair value using a quoted market price and categorized within Level 1 if they are traded in an active market. Debt instruments are categorized within Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads. Some debt instruments are measured at fair value using the DCF method in which unobservable inputs are used, and categorized within Level 3.

The fair value of some securitized products is calculated based on broker quotes. Since they are calculated using valuation techniques with inputs such as unobservable interest rates, foreign exchange and prices of credit products, these securitized products are categorized within Level 3.

(b)	Equity instruments

Listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1.

Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above.

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are categorized within Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which may include significant unobservable inputs. These funds are categorized within Level 3.

Significant Unobservable Inputs

The following table presents quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2013.

	At September 30, 2013
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥66,445	Net asset value	—	—
Derivative financial instruments:
Equity derivatives	329	Option model	Equity volatility	24% – 86%
Financial assets at fair value through profit or loss:
Debt instruments	52,020	Monte Carlo Simulation	Equity volatility	26% – 72%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	143,199	Market multiples	Price/Earnings multiple	6.2x – 20.5x
			EV/EBITDA multiple	6.9x – 7.4x
			Liquidity discount	0% – 20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	8,287	DCF method	Discount margin	1% – 8%
Equity instruments	724,372	Market multiples	Price/Book value multiple	0.7x – 2.0x
			Price/Earnings multiple	10.9x – 31.6x
			EV/EBITDA multiple	5.5x – 21.6x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10% – 20%
		Monte Carlo Simulation	Equity volatility	58% – 60%
		Net asset value	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥10,011	CDO pricing model	Additional withdrawal ratio	75%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments that are not traded in an active market are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index will change in value over time. In the valuation of preferred stocks and equity derivative instruments containing optionality, historical volatility of the related listed stocks is used as a key input because current implied volatility is generally not observable in the market. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

Price/Earnings, price/book value and price/embedded value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. Embedded value, which takes into account the future cash flows in addition to the net asset value, is applied instead of the book value for a certain unlisted company. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple, P/B multiple or price/embedded value multiple in isolation would result in a significantly higher fair value measurement.

EV/EBITDA multiple

EV/EBITDA multiple represents the ratio of the enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”), where the EV is the aggregate value of equity and debt minus cash and cash equivalents. The multiple is estimated based on comparable listed companies. In general, a significant increase in the EV/EBITDA multiple in isolation would result in a significantly higher fair value measurement.

Liquidity discount

A liquidity discount is primarily applied in the valuation techniques for unlisted stocks to reflect the fact that these stocks are not actively traded. In general, a significant increase in the liquidity discount in isolation would result in a significantly lower fair value measurement.

Discount margin

Discount margin represents a spread used in estimating future cash flows in a DCF method to reflect the uncertainty of the cash flows that market participants would consider. In general, a significant increase in the discount margin in isolation would result in a significantly lower fair value measurement.

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would result in a significant increase in the fair value of derivative liabilities (unfavorable change).

Sensitivity Analysis

The fair value of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At September 30, 2013
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥66,445	¥913	¥913	¥—	¥—
Derivative financial instruments:
Equity derivatives	329	545	170	—	—
Financial assets at fair value through profit or loss:
Debt instruments	52,020	2,058	2,808	—	—
Equity instruments	143,199	1,040	1,039	—	—
Available-for-sale financial assets:
Debt instruments	8,287	—	—	163	—
Equity instruments	724,372	—	—	24,751	23,513

Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥10,011	¥7,090	¥5,620	¥—	¥—

	At March 31, 2013
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Trading assets:
Equity instruments	¥61,263	¥872	¥872	¥—	¥—
Derivative financial instruments:
Equity derivatives	389	239	64	—	—
Financial assets at fair value through profit or loss:
Debt instruments	37,949	2,063	2,183	—	—
Equity instruments	128,911	571	563	—	—
Available-for-sale financial assets:
Debt instruments	14,908	—	—	309	—
Equity instruments	698,932	—	—	22,156	21,642

Financial liabilities:
Derivative financial instruments:
Credit derivatives	¥14,646	¥8,713	¥7,181	¥—	¥—

Trading assets

The investment funds classified as held for trading are measured at fair value determined based on net asset value per share, which may include significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Derivative financial instruments

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it would be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated in the tables above.